Atlantis Investorco Limited Consolidated Financial Statements Years ended 31 March 2021 and 2020

Atlantis Investorco Limited

Independent Auditor’s Report

Board of Directors
Atlantis Investorco Limited
Great Yarmouth, United Kingdom

Opinion
We have audited the consolidated financial statements of Atlantis Investorco Limited and its subsidiaries (the “Group”), which comprise the consolidated statements of financial position as of March 31, 2021, 2020 and April 1, 2019, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended, and the related notes to the consolidated financial statements.
In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Group as of March 31, 2021, 2020 and April 1, 2019, and the results of its operations and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”).

Basis for Opinion
We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the consolidated financial statements section of our report. We are required to be independent of the Group and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter
The consolidated financial statements as of March 31, 2020 and 1 April 2019 and for the year ended March 31, 2020 have been restated to reflect adjustments relating to revenue, direct vessel operating and project costs, foreign exchange (loss)/gain, administrative expenses, finance costs, taxation, right of use assets, contract fulfilment costs, deferred taxation, cash and cash equivalents, trade and other receivables, inventories, trade and other payables, lease liabilities, interest-bearing loans and borrowings, convertible loan notes, other liabilities, contract liabilities, accumulated losses, cash flows from operating activities and cash flows from financing activities as described in Note 29 to the consolidated financial statements.

Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards as issued by the IASB, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Group’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued or available to be issued.

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Atlantis Investorco Limited

Independent Auditor’s Report

Auditor’s Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:
•Exercise professional judgment and maintain professional skepticism throughout the audit.
•Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
•Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control. Accordingly, no such opinion is expressed.
•Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
•Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Group’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ BDO LLP

BDO LLP

London, United Kingdom

October 27, 2021

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Atlantis Investorco Limited

Consolidated Statements of Comprehensive Income
for the years ended 31 March 2021 and 2020

			Restated
		2021	2020
	Notes	US$000	US$000
Revenue	3	42,755	53,194
Direct vessel operating and project costs	4	(36,315)	(40,432)
Gross profit		6,440	12,762
Other operating income		22	163
Depreciation of property, plant and equipment and right of use assets	10,11	(30,721)	(33,898)
Amortisation of intangible assets	12	(5,332)	(5,332)
Impairment of long-lived assets	13	(289,125)	-
Foreign exchange gain		809	92
(Loss) / gain on derivative financial instruments	18	(667)	682
Administrative expenses		(11,167)	(10,068)
Operating loss		(329,741)	(35,599)
Finance income	6	1,407	277
Finance costs	6	(21,571)	(22,604)
Loss on ordinary activities before taxation		(349,905)	(57,926)
Taxation	8	15,186	13,991
Loss for the financial year attributable to the equity holders of the parent		(334,719)	(43,935)

Other comprehensive income / (expense):
Effective portion of gain on hedging	18	(41)	(804)
Deferred tax provision for hedging instruments	8	8	202
Other comprehensive loss, net of tax		(33)	(602)
Total comprehensive loss attributable to the equity holders of the parent		(334,752)	(44,537)

The notes form an integral part of these consolidated financial statements.

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Atlantis Investorco Limited

Consolidated Statements of Financial Position
as at 31 March 2021, 2020 and as at 1 April 2019

		2021	Restated 2020	Restated 2019
	Notes	US$000	US$000	US$000
Non-current assets
Property, plant and equipment	10	589,248	700,423	730,085
Right of use assets	11	1,211	2,513	2,596
Intangible assets	12	72,321	133,747	139,079
Goodwill	13	-	144,169	144,169
Contract fulfilment costs	14	220	1,130	2,877
Derivative financial instruments	18	-	1,547	-
Deferred taxation	8	36,103	20,220	5,813
		699,103	1,003,749	1,024,619
Current assets
Cash and cash equivalents	15	6,976	11,893	2,091
Restricted bank balances	15	3,640	9,216	9,733
Trade and other receivables	14	11,481	5,995	14,911
Inventories – spare parts, consumables, and bunkers	7	6,345	6,587	6,757
Contract fulfilment costs	14	18,524	-	-
Derivative financial instruments	18	-	639	2
Corporate income tax – receivable		-	169	50
		46,966	34,499	33,544

Total assets		746,069	1,038,248	1,058,163

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Atlantis Investorco Limited

Consolidated Statements of Financial Position
as at 31 March 2021 and 2020

		2021	Restated 2020	Restated 2019
	Notes	US$000	US$000	US$000
Current liabilities
Trade and other payables	16	21,577	7,333	10,564
Lease liabilities	11	329	289	249
Interest-bearing loans and borrowings	17	281,415	120,973	80,511
Loan from shareholders	24	62,623	-	-
Derivative financial instruments	18	3,290	-	943
Convertible loan notes	19	3,820	3,675	3,529
Corporate income tax - payable	8	696	-	-
Contract liabilities	16	47,139	-	-
Cash settled share awards	20	8,241	8,234	8,227
		429,130	140,504	104,023
Non-current liabilities
Interest-bearing loans and borrowings	17	70,949	281,048	327,040
Loan from shareholders	24	-	5,325	-
Lease liabilities	11	2,128	2,266	2,347
Contract liabilities	16	5,331	30,639	5,414
Derivative financial instruments	18	-	4,768	1,519
Deferred tax liability	8	-	415	-
		78,408	324,461	336,320
Total liabilities		507,538	464,965	440,343
Shareholders’ equity
Share capital	21	595,000	595,000	595,000
Fair value reserve		(2,664)	(2,631)	(2,029)
Accumulated losses		(353,805)	(19,086)	24,849
Total equity		238,531	573,283	617,820
Total liabilities and shareholders’ equity		746,069	1,038,248	1,058,163

The notes form an integral part of these consolidated financial statements.

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Atlantis Investorco Limited

Consolidated Statements of Changes in Equity
for the years ended 31 March 2021 and 2020

	Share capital	Fair value reserve	Retained earnings/ (accumulated losses)	Total
	US$000	US$000	US$000	US$000
At 1 April 2019, as previously stated	595,000	(2,029)	22,738	615,709
Prior period adjustments (note 29)	-	-	2,111	2,111
At 1 April 2019 Restated	595,000	(2,029)	24,849	617,820
Total comprehensive loss for the year	-	(602)	(43,935)	(44,537)
At 31 March 2020 Restated	595,000	(2,631)	(19,086)	573,283
Total comprehensive loss for the year	-	(33)	(334,719)	(334,752)
At 31 March 2021	595,000	(2,664)	(353,805)	238,531

The notes form an integral part of these consolidated financial statements.

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Atlantis Investorco Limited

Consolidated Statements of Cash Flows
for the years ended 31 March 2021 and 2020

		2021	Restated 2020
	Notes	US$000	US$000
Operating activities
Loss for the financial year		(334,719)	(43,935)
Adjustments for:
Tax benefit		(15,186)	(13,991)
Depreciation of property, plant and equipment and right of use assets	10,11	30,721	33,898
Amortisation of intangible assets	12	5,332	5,332
Impairment of long lived-assets	13	289,125	-
Finance income	6	(1,407)	(277)
Finance costs	6	21,571	22,604
Loss/(gain) on derivative financial instruments	18	667	(682)
Decrease in inventories		242	170
(Increase)/decrease in trade and other receivables		(23,100)	10,740
Increase in trade and other payables		34,610	21,381
Interest paid on operating activities		(56)	(55)
Tax (paid)/received		(239)	5
Cash generated from operating activities		7,561	35,190
Investing activities
Purchases of property, plant and equipment	10	(7,106)	(3,915)
Interest received		81	277
Cash used in investing activities		(7,025)	(3,638)
Financing activities
Drawdown of bank loans		-	17,000
Repayment of bank loans		(49,016)	(24,509)
Restricted bank balances		5,576	517
Drawdown of loan from shareholders	24	53,000	5,000
Loan arrangement fees		(1,275)	-
Interest paid		(13,510)	(19,341)
Principal payment of lease liabilities	11	(228)	(417)
Cash used in financing activities	26	(5,453)	(21,750)

Net change in cash and cash equivalents		(4,917)	9,802
Cash and cash equivalents at 1 April	15	11,893	2,091
Cash and cash equivalents at 31 March	15	6,976	11,893

The notes form an integral part of these consolidated financial statements.

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Atlantis Investorco Limited

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Atlantis Investorco Limited

Notes to the Consolidated Financial Statements
for the years ended 31 March 2021 and 2020
1.Accounting policies
Corporate information
Atlantis Investorco Limited (“the Company” or “the parent”) is a company limited by shares incorporated and domiciled in England and Wales. The registered office is located at South Denes Business Park, South Beach Parade, Great Yarmouth, Norfolk, NR30 3QR.
The Company and its subsidiaries (“the Group”) is principally engaged in the ownership, management, and operation of self-propelled jack up vessels servicing the offshore wind and oil and gas industries. Information on the Group’s structure is provided in note 9. Information on other related party relationships of the Group is provided in note 24. The Company is engaged in the ownership of its subsidiaries and is a holding company.
Basis of preparation
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB).
The consolidated financial statements are prepared on the historical cost basis, adjusted for fair values in relation to the Group’s derivative financial instruments and cash settled shares. The accounting principles set out below, unless stated otherwise, have been applied consistently for all periods presented in the Consolidated Financial Statements.
On 12 August 2021, Atlantis Investorco Limited was acquired by Eneti Inc. (NYSE:NETI) (“Eneti”) whereby Eneti acquired 100% of Atlantis Investorco Limited and its subsidiaries for consideration of 7.5 million of ordinary shares, 0.7 million of preferred shares, US$302,000k of assumed net debt, US$71,000k of redeemable notes issued by Eneti, and US$12,000k of cash (See Note 28 Events after the reporting date). The directors have prepared these non-statutory financial statements for inclusion in a Form 6-K to be submitted by the Company’s proposed parent company, Eneti Inc, to the United States Securities and Exchange Commission (‘SEC’).
These financial statements are presented in US dollars being the currency of the primary economic environment in which the Group operates. All values are rounded to the nearest thousand (US$000), except when otherwise indicated.
The financial statements for each of the years ended 31 March 2021 and 31 March 2020 do not constitute the Company's statutory accounts within the meaning of Section 434 of the UK Companies Act 2006 for those years.
The Company’s statutory group financial statements under International Financial Reporting Standards as adopted by the European Union for the year ended 31 March 2020 have been filed with the Registrar of Companies. Those statutory accounts have been reported on by the Company’s independent auditors, BDO LLP, under applicable law and the International Standards on Auditing (United Kingdom). The Independent Auditors’ Report of BDO LLP on the Statutory Financial Statements for 2014 was unqualified and did not contain a statement under s498(2) or s498(3) of the Companies Act 2006.
The Company will prepare separate financial statements under the historical cost convention in accordance with international accounting standards in conformity with the requirements of the Companies Act 2006 for the year ended 31 March 2021, which will be filed with the UK Registrar of Companies when issued by its directors.
A number of prior period adjustments have been processed in the consolidated financial statements for the year ended 31 March 2020. See Note 29.
The consolidated financial statements of Atlantis Investorco Limited for the years ended 31 March 2021 and 2020 were authorised for issue on 27 October 2021 in accordance with a resolution of the directors.

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Atlantis Investorco Limited

Notes to the Consolidated Financial Statements
for the years ended 31 March 2021 and 2020 (continued)
1.Accounting policies
Going concern
The accompanying consolidated financial statements of the Group have been prepared assuming the Group will continue as a going concern. The going concern basis of presentation assumes that we will continue in operation for at least a period of one year after the date these financial statements are issued, and contemplates the realisation of assets and the satisfaction of liabilities in the normal course of business.
We have experienced losses over the past years and at the end of the reporting period, current liabilities of the Group exceed current assets by US$382.2 million (2020 – US$106.0 million) mostly due to the scheduled repayment date of the Group’s interest-bearing loans and borrowings in November 2021 (note 17).
During the year ended 31 March 2021, the Group incurred a consolidated net loss of US$334.7 million and generated positive cash flows from operating activities of US$7.6 million. As of 31 March 2021, the Group had accumulated losses of US$353.8 million. As of 31 March 2021, we had cash and cash equivalents of US$7.0 million and restricted cash of US$3.6 million.
The directors continue to monitor the impact of Covid-19. Based on the Group’s experience in 2021, the focus of the Group and its customers has shifted towards developing processes to ‘live with’ Covid-19 in 2022 and beyond. For the Group’s projects, Covid-19 has caused the Group some delays and extra costs, but these additional costs have primarily been borne by customers.
In assessing the going concern basis of preparation of the consolidated financial statements for the year ended 31 March 2021, we have taken into consideration detailed cash flow forecasts for the Group, the Group’s forecast compliance with bank covenants, and the continued availability of funding to the Company from banks and shareholders.
We have considered the impact of the COVID-19 pandemic on the Group and the resultant global economic uncertainties and have undertaken a re-assessment of the cash flow forecasts covering a period of at least 12 months from the date these financial statements are issued.
Cash flow forecasts have been prepared through to December 2022 based on a range of scenarios including, but not limited to, committed contracts in place for key vessels, lower than expected levels of utilisation for the Group’s other vessels, the timing of repayment of current borrowing facilities and no further debt or equity funding expected to take place over this period.
Existing charters relating to the Group’s key trading vessels, for at least the coming 12 months, provide certainty relating to committed future revenue streams and cash flows. The Group has a significant order backlog in Asia-Pacific for the years ending 31 March 2022 and 31 March 2023 (note 25).
On 12 August 2021, the Company was acquired by Eneti, a NYSE listed company with the ability to raise new equity capital, refinance and upsize existing credit facilities. At the time of the acquisition, interest-bearing loans, loan from the shareholders, convertible loan notes and cash settled share awards were repaid as part of the total debt repayment amounting to US$342.4 million (notes 17 and 28). Thereafter, the Group has the ability to explore entering into new interest-bearing borrowing facilities on its vessels as the Group’s vessels are now unincumbered. The Group continues to have shareholder guarantees in place for bank loans amounting to US$87.7 million.
Based on the above, the consolidated financial statements have been presented on a going concern basis, which contemplates the realisation of assets and the satisfaction of liabilities in the normal course of business. Accordingly, we continue to adopt the going concern basis in preparing the consolidated financial statements for the year ended 31 March 2021.

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Atlantis Investorco Limited

Notes to the Consolidated Financial Statements
for the years ended 31 March 2021 and 2020 (continued)

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Atlantis Investorco Limited

Notes to the Consolidated Financial Statements
for the years ended 31 March 2021 and 2020 (continued)
1.Accounting policies (continued)
Standards issued but not yet effective
A number of new standards and amendments to existing standards have been published which are mandatory, but are not effective for the year ended 31 March 2021:
•Amendments to IAS 1: Classification of Liabilities as Current or Non-current;
•Amendments to IFRS 3 Business Combinations: Reference to the Conceptual Framework;
•Amendments to IAS 16 Property, Plant and Equipment: Proceeds before Intended Use;
•Amendments to IFRS 16 Leases: Covid-19-Related Rent Concessions beyond 30 June 2021;
•Amendments to IAS 37 Provisions, Contingent Liabilities and Contingent Assets: Onerous Contracts – Costs of Fulfilling a Contract;
•Annual Improvements to IFRSs (2018-2020 Cycle): Amendments to IFRS 1, IFRS 9, IFRS 16 and IAS 41;
•Amendments to IAS 8: Definition of Accounting Estimates; and
•Amendments to IAS 1 and IFRS Practice Statement 2: Disclosure of Accounting policies.
The directors do not anticipate that the adoption of these revised standards and interpretations will have a significant impact on the figures included in the consolidated financial statements in the period of initial application.
Basis of consolidation
Where the Company has control over an investee, it is classified as a subsidiary. The Company controls an investee if all three of the following elements are present: power over the investee, exposure to variable returns from the investee, and the ability of the investor to use its power to affect those variable returns. Control is reassessed whenever facts and circumstances indicate that there may be a change in any of these elements of control.
De-facto control exists in situations where the company has the practical ability to direct the relevant activities of the investee without holding the majority of the voting rights. In determining whether de-facto control exists the company considers all relevant facts and circumstances, including:
•The size of the Company’s voting rights relative to both the size and dispersion of other parties who hold voting rights;
•Substantive potential voting rights held by the company and by other parties;
•Other contractual arrangements; and
•Historic patterns in voting attendance.
The consolidated financial statements present the results of the company and its subsidiaries ("the Group") as if they formed a single entity. Intercompany transactions and balances between group companies are therefore eliminated in full. The consolidated financial statements incorporate the results of business combinations using the acquisition method. In the statement of financial position, the acquiree's identifiable assets, liabilities and contingent liabilities are initially recognised at their fair values at the acquisition date. The results of acquired operations are included in the consolidated statement of comprehensive income from the date on which control is obtained. They are deconsolidated from the date on which control ceases.
Foreign currencies
The presentation currency of the Group and functional currency of the Company is US dollars (US$). Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rates ruling at the reporting date. Revenue, costs and non-monetary assets and liabilities are translated at the exchange rates ruling at the dates of transactions. Foreign exchange gains and losses are included in profit or loss.
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Atlantis Investorco Limited

Notes to the Consolidated Financial Statements
for the years ended 31 March 2021 and 2020 (continued)

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Atlantis Investorco Limited

Notes to the Consolidated Financial Statements
for the years ended 31 March 2021 and 2020 (continued)
1.1Accounting policies (continued)
Revenue
The Group leases out some of its vessels under time charters. Lessors shall classify each lease as an operating lease or a finance lease. A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership of an underlying asset. Otherwise, a lease is classified as an operating lease. At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Group uses the definition of a lease in IFRS 16.
Lease and service revenue
Time charter hire revenues are earned for exclusive use of the services of the vessel by the charterer for an agreed period of time. There is a lease component of the hire and a service component. The lease component relates to the hire revenues which are recorded on a straight-line basis over the term of the charter in accordance with IFRS 16, with due allowance made for periods of off-hire. The service component involves maintenance of the vessel in a good condition together with the deployment of the crew classified as revenue under IFRS 15. The performance obligation in relation to both the service element and lease element are satisfied over the period of the contract, therefore, such revenue is recorded on a straight-line basis.
Mobilisation and demobilisation revenue
The Group may receive fees, on either a fixed lump-sum or variable day rate basis, for the mobilisation. These activities are not considered to be distinct within the context of the contract and therefore the associated revenue is allocated to the overall performance obligation and recognised rateably over the agreed term of the related time charter contract. The Group defers mobilisation and contract preparation fees received, as well as direct and incremental costs associated with the mobilisation of equipment and contract preparation activities as “contract fulfilment costs” and amortise each on a straight-line basis, over the related time charter contract.
Lump-sum fees received for equipment moves (and related costs) as part of demobilisations are recognised when the services relating to a demobilisation are rendered.
Revenue financing components
As noted above, lump sum payments are sometimes received at the outset of a contract for the mobilisation of vessels or modifications required to them. These lump sum payments give rise to contract liabilities with a financing element recognised for those revenues received greater than 12 months ahead of the services being provided (note 16).
Revenues related to reimbursable expenses
The Group generally receives reimbursements from our customers for the purchase of supplies, equipment, and other services provided at their request in accordance with the terms of the contracts. Such reimbursable revenue is variable and subject to uncertainty, as the amounts received and the timing thereof are highly dependent on factors outside of the Group’s influence. Accordingly, reimbursable revenue is fully constrained and not included in the total transaction price until the uncertainty is resolved, which typically occurs when the related costs are incurred on behalf of a customer. The Group and its subsidiaries are generally considered a principal in such transactions and record the associated revenue at the gross amount billed to the customer.
Revenues related to construction supervision
Construction supervision revenues relate to advisory and support services provided to third parties during the design and construction phases of new buildings. Revenue is recognised in accordance with the satisfaction of the performance obligations. Advisory services are recognised in line with the agreed

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Atlantis Investorco Limited

Notes to the Consolidated Financial Statements
for the years ended 31 March 2021 and 2020 (continued)
milestones and support services are recognised evenly over the duration of the contract, as set out in the contractual terms.

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Atlantis Investorco Limited

Notes to the Consolidated Financial Statements
for the years ended 31 March 2021 and 2020 (continued)
1.2Accounting policies (continued)
Revenue (continued)
Contract asset and liability
In certain cases, the measurement of revenue will not be the same as amounts invoiced to a customer. In these circumstances, the Group recognises either a contract asset or a contract liability for the difference between cumulative revenue recognised and cumulative amounts billed for that contract. A contract asset is recognised when the Group’s right to consideration, in exchange for goods or services delivered to the customer, is conditioned on the entity’s future performance. Conversely, where the Group receives a payment for consideration in relation to goods or services to be provided in the future, the amount is recorded as a contract liability.
Where the Group identifies non-current contract liabilities relating to mobilisation and contract preparation fees received from customers in advance, which are deferred until the commencement of the associated contracts, the Group measures the amount of revenue to recognise on execution of the contracts by calculating a financing component at the interest rate that would have applied had the Group borrowed the funds from its customer.
Taxation
Current tax is provided for at amounts expected to be paid using the tax rates and laws that have been enacted or substantively enacted by the reporting date.
Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date. Deferred tax liabilities are recognised for all taxable temporary differences, except:
•When the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss;
In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.
Deferred tax assets are recognised for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses. Deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilised, except:
•When the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss;
•In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognised only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.
The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Unrecognised deferred tax assets are re-assessed at each reporting date and are recognised to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

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Atlantis Investorco Limited

Notes to the Consolidated Financial Statements
for the years ended 31 March 2021 and 2020 (continued)
1.3Accounting policies (continued)
Taxation (continued)
Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date. Deferred tax relating to items recognised outside profit or loss is recognised outside profit or loss. Deferred tax items are recognised in correlation to the underlying transaction either in Other Comprehensive Income or directly in equity.
Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to offset current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.
Defined contribution schemes
Contributions to defined contribution pension schemes are charged to the consolidated statement of comprehensive income in the year to which they relate.
Property, plant and equipment
(i)Vessels
Vessels are stated at cost less accumulated depreciation and any provisions for impairment. For vessels acquired through a business combination, cost represents the fair value of the vessels at acquisition. For vessels constructed by the Group, cost comprises those items set out at (ii) below.
Depreciation is provided on the basis that the book value of the vessel, less any estimated residual value, is written off on a straight-line basis over the remaining useful economic life, taken to be 30 years from the date the vessel is available for its intended use. The residual value is based on management’s estimates of the value of the vessel at the reporting date assuming they were already of an age and condition expected at the end of their useful economic life, usually with reference to expected scrap value.
Vessel related project equipment is capitalised as a component part of the vessel cost and is depreciated on a straight-line basis over useful economic lives ranging from 1 to 7 years. Depreciation commences on commencement of the project.
(ii)Non-vessel fixed assets
Other fixed assets are stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the following useful economic lives:
Office equipment            –        3 to 5 years
Leasehold improvements            –        15 years
Non-vessel related project equipment    –        1 to 7 years

There are certain non-vessel related project equipment that are capitalised and not depreciated until the commencement of the project, with their useful economic lives being determined to be the length of the project as many are project specific.
Goodwill
Goodwill represents the excess of the cost of a business combination over the Group's interest in the fair value of identifiable assets, liabilities and contingent liabilities acquired.
Cost comprises the fair value of assets given, liabilities assumed and equity instruments issued, plus the amount of any non-controlling interests in the acquiree plus, if the business combination is achieved in stages, the fair value of the existing equity interest in the acquiree. Contingent consideration is included in cost at its acquisition date fair value and, in the case of contingent consideration classified as a financial liability, remeasured subsequently through profit or loss. For business combinations completed on or after 1 January 2010, direct costs of acquisition are recognised immediately as an expense.

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Atlantis Investorco Limited

Notes to the Consolidated Financial Statements
for the years ended 31 March 2021 and 2020 (continued)
Goodwill is capitalised as an intangible asset with any impairment in carrying value being charged to the consolidated statement of comprehensive income. Where the fair value of identifiable assets, liabilities and contingent liabilities exceed the fair value of consideration paid, the excess is credited in full to the consolidated statement of comprehensive income on the acquisition date.

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Atlantis Investorco Limited

Notes to the Consolidated Financial Statements
for the years ended 31 March 2021 and 2020 (continued)
1.4Accounting policies (continued)
Intangible assets
Intangible assets are recognised at cost, less any amortisation and any impairment losses. The cost of intangible assets acquired is their fair value at the date of acquisition. Each identifiable asset is amortised over its own estimated useful economic life as follows:
Trade name            –        33 years
Useful economic lives are examined on an annual basis and adjustments, where applicable, are made on a prospective basis. Customer contracts are derecognised when the contract is completed.
An intangible asset is derecognised on disposal or when no further future economic benefits are expected from its use. Gains or losses arising on de-recognition are recognised in profit or loss as they arise.
Purchased intangible assets are capitalised at fair value on the date of acquisition if they relate to a business combination and otherwise capitalised at cost, less any amortisation and any impairment losses.
Impairment of non-financial assets (excluding deferred taxes)
Impairment tests on goodwill and other intangible assets with indefinite useful economic lives are undertaken annually at the financial year end. Other non-financial assets are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amount (i.e. the higher of value in use and fair value less costs to sell), the asset is written down accordingly.
Where it is not possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the smallest group of assets to which it belongs for which there are separately identifiable cash flows; its cash generating units ('CGUs'). Based on the above, the Group has determined at the reporting date that it has one CGU comprising of all the Group's vessels and related goodwill and intangibles.
Goodwill is allocated on initial recognition to each of the Group's CGUs that are expected to benefit from a business combination that gives rise to the goodwill.
The assessment of whether there is an indication that an asset is impaired is made with reference to trading results, predicted trading results, market rates, technical and regulatory changes and market values. If any such indication exists, the recoverable amount of the asset or CGU is estimated in order to determine the extent of any impairment loss.
The first step in this process is the determination of the lowest level at which largely independent cash flows are generated, starting from the individual asset level. A cash generating unit (CGU) represents the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows generated from other assets or groups of assets. In identifying whether cash inflows from an asset or group of assets are largely independent, and therefore determining the level CGUs, the Group considers many factors including management’s trading strategies, how management makes decisions about continuing or disposing of the assets, nature and terms of contractual arrangements and actual and predicted employment of the vessels. CGU's cannot be larger than an individual operating segment. Based on the above, the Group has determined at the reporting date that it has one CGU comprising of all the Group's vessels and related goodwill and intangibles.
The recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. Fair value less costs to sell is determined as the amount at which assets may be disposed of on a willing seller, willing buyer basis, less directly associated costs of disposal. In estimating fair value, the Group considers recent market transactions for similar assets, and the views of reputable shipbrokers.

19

Atlantis Investorco Limited

Notes to the Consolidated Financial Statements
for the years ended 31 March 2021 and 2020 (continued)
If the recoverable amount is less than the carrying amount of the asset or the CGU, the asset is considered impaired and an expense is recognised equal to the amount required to reduce the carrying amount of the vessel or the CGU to its recoverable amount. The expense is recognised in profit or loss.
Management’s impairment assessment as at 31 March 2021 is explained in more detail in note 13.

20

Atlantis Investorco Limited

Notes to the Consolidated Financial Statements
for the years ended 31 March 2021 and 2020 (continued)
1.5Accounting policies (continued)
Impairment of non-current assets (continued)
A previously recognised impairment loss is reversed only if there has been a change in estimates used to determine the asset’s recoverable amount since the last impairment loss was recognised. If that is the case the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised in prior years. Such reversal is recognised in profit or loss. An impairment loss recognised for goodwill is not reversed.
Inventories
Inventories comprise spare parts and consumables to be used on board of the vessels and are recognised in profit or loss when transferred on board of the vessels. Inventories also comprise bunkers (where applicable) and lubricants which are stated at the lower of cost and net realisable value using the first in first out method.
Financial assets
The Group classifies its financial assets into one of the categories discussed below, depending on the purpose for which the asset was acquired. Other than financial assets in a qualifying hedging relationship, the Group's accounting policy for each category is as follows:
Fair value through profit or loss
This category comprises in-the-money derivatives and out-of-money derivatives where the time value offsets the negative intrinsic value (See “financial liabilities” for out-of-money derivatives classified as liabilities). They are carried in the statement of financial position at fair value with changes in fair value recognised in the consolidated statement of comprehensive income in the (loss)/gain on derivatives financial instruments line in operating activities. Other than derivative financial instruments which are not designated as hedging instruments, the Group does not have any assets held for trading nor does it voluntarily classify any financial assets as being at fair value through profit or loss.
Amortised cost
These assets arise principally from the provision of goods and services to customers (e.g. trade receivables), but also incorporate other types of financial assets where the objective is to hold these assets in order to collect contractual cash flows and the contractual cash flows are solely payments of principal and interest. They are initially recognised at fair value plus transaction costs that are directly attributable to their acquisition or issue, and are subsequently carried at amortised cost using the effective interest rate method, less provision for impairment.
Impairment provisions for receivables from related parties and loans to related parties are recognised based on a forward-looking expected credit loss model. The methodology used to determine the amount of the provision is based on whether there has been a significant increase in credit risk since initial recognition of the financial asset. For those where the credit risk has not increased significantly since initial recognition of the financial asset, twelve month expected credit losses along with gross interest income are recognised. For those for which credit risk has increased significantly, lifetime expected credit losses along with the gross interest income are recognised. For those that are determined to be credit impaired, lifetime expected credit losses along with interest income on a net basis are recognised.
Cash and cash equivalents includes short-term highly liquid investments readily convertible into known amounts of cash but excludes restricted amounts held in the Group’s bank accounts. They are normally represented by bank deposits with an original maturity of less than three months.

21

Atlantis Investorco Limited

Notes to the Consolidated Financial Statements
for the years ended 31 March 2021 and 2020 (continued)
1.6Accounting policies (continued)
Financial liabilities
The Group classifies its financial liabilities into one of two categories, depending on the purpose for which the liability was acquired. Other than financial liabilities in a qualifying hedging relationship (see hedge accounting below), the Group's accounting policy for each category is as follows:
Fair value through profit or loss
This category comprises out-of-the-money derivatives where the time value does not offset the negative intrinsic value (see "financial assets" for in-the-money derivatives and out-of-money derivatives where the time value offsets the negative intrinsic value). They are carried in the consolidated statement of financial position at fair value with changes in fair value recognised in the consolidated statement of comprehensive income in the (loss)/gain on derivatives financial instruments line in operating activities.
The Group does not hold or issue derivative instruments for speculative purposes, but for hedging purposes. Other than these derivative financial instruments, the Group does not have any liabilities held for trading nor has it designated any financial liabilities as being at fair value through profit or loss
Other financial liabilities include the following items:
Trade and other payables are initially recognised at fair value and subsequently measured at amortised cost using the effective interest method.
Interest-bearing loans, borrowings and overdrafts are initially measured at fair value (proceeds received, net of direct issue costs), and are subsequently measured at amortised cost, using the effective interest rate method.
Hedge accounting
The Group uses interest rate swaps and forward currency contracts to hedge exposures to interest rate and foreign exchange rate movements which are normally designated in cash flow hedges. The group applies IFRS 9 when accounting for hedging. Changes in the fair value of the derivative financial instruments that are designated, and effective hedges of future cash flows, are recognised in other comprehensive income and the ineffective portion is recognised immediately in profit or loss in the statement of comprehensive income through (loss)/gain on derivative financial instruments included in operating activities.
The forward currency contract hedges the foreign currency risk due to spot rate fluctuations associated with the receipt of firm contracted Euro denominated income.
The interest rate swap hedges the interest rate risk arising on the variable interest payable on certain interest-bearing loan and borrowings, hedged with a fixed interest rate swap.
Hedge ineffectiveness on these contracts and swaps, being the extent to which the change in fair value of future expected cash flows of the hedging instrument not offsetting those of the hedged item, may occur as a result of a major change in credit risk of the counterparty of any forward contracts entered into, or a significant change in the hedged item itself.

22

Atlantis Investorco Limited

Notes to the Consolidated Financial Statements
for the years ended 31 March 2021 and 2020 (continued)
1.7Accounting policies (continued)
Fair value of financial instruments
The Group measures financial instruments, such as derivatives, at fair value at each reporting date. Also, fair values of financial instruments measured at amortised cost are disclosed in note 22. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:
•In the principal market for the asset or liability, or
•In the absence of a principal market, in the most advantageous market for the asset or liability.
The principal or the most advantageous market must be accessible to the Group. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest. A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.
The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs. All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorised within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:
•Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities;
•Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable; and
•Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.
For assets and liabilities that are recognised in the consolidated financial statements on a recurring basis, the Group determines whether transfers have occurred between Levels in the hierarchy by re-assessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

23

Atlantis Investorco Limited

Notes to the Consolidated Financial Statements
for the years ended 31 March 2021 and 2020 (continued)
1.8Accounting policies (continued)
Derecognition of financial assets and liabilities
The Group derecognises a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Group recognises its retained interest in the asset and an associated liability for amounts it may have to pay. If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset, the Group continues to recognise the financial asset and also recognises a collateralised borrowing for the proceeds received.
On derecognition of a financial asset in its entirety, the difference between the asset's carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognised in other comprehensive income and accumulated in equity is recognised in profit or loss. A liability is generally derecognised when the contract that gives rise to it is settled, sold, cancelled or expires.
Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as derecognition of the original liability and the recognition of a new liability, such that the difference in the respective carrying amounts together with any costs or fees incurred are recognised in profit or loss. If the modification is not substantial, the difference between: (1) the carrying amount of the liability before the modification; and (2) the present value of the cash flows after modification is recognised in profit or loss as a gain or loss on loan modification.
Offsetting of financial assets and liabilities
Financial assets and financial liabilities are offset and the net amount reported in the Statement of Financial Position if and only if there is a currently enforceable legal right to offset the recognised amounts and there is an intention to settle on a net basis, or to realise the assets and settle the liabilities simultaneously.
Leases – Group as lessee
The Group leases various offices from third parties.
Leases are recognised as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group. Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:
•fixed payments (including in-substance fixed payments), less any lease incentives receivable;
•variable lease payment that are based on an index or a rate, initially measured using the index or rate as at the commencement date;
•amounts expected to be payable by the Group under residual value guarantees;
•the exercise price of a purchase option if the Group is reasonably certain to exercise that option; and
•payments of penalties for terminating the lease, if the lease term reflects the Group exercising that option.
The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, which is generally the case for leases in the Group, the lessee’s incremental borrowing rate is used, being the rate that the individual lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security, and conditions.
To determine the incremental borrowing rate, the Group:

24

Atlantis Investorco Limited

Notes to the Consolidated Financial Statements
for the years ended 31 March 2021 and 2020 (continued)
•where possible, uses recent third-party financing received by the individual lessee as a starting point, adjusted to reflect changes in financing conditions since third party financing was received;
•uses a build-up approach that starts with a risk-free interest rate adjusted for credit risk for leases held by the Group, which does not have recent third party financing; and
•makes adjustments specific to the lease, e.g. term, country, currency and security.

25

Atlantis Investorco Limited

Notes to the Consolidated Financial Statements
for the years ended 31 March 2021 and 2020 (continued)
1.9Accounting policies (continued)
Leases – Group as lessee (continued)
Lease payments are allocated between principal and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.
Right-of-use assets are measured at cost comprising the following:
the amount of the initial measurement of lease liability;
any lease payments made at or before the commencement date less any lease incentives received;
any initial direct costs; and
restoration costs.
Right-of-use assets are generally depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis. If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life.
Payments associated with short-term leases of equipment and vehicles and all leases of low-value assets are recognised on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less. Low-value assets comprise office and IT equipment.
Borrowing costs
Borrowing costs directly attributable to the acquisition, construction or production of property, plant and equipment that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of the respective assets. All other borrowing costs are expensed in the period in which they occur. Borrowing costs consist of interest and other costs that the Group incurs in connection with the borrowing of funds.
Convertible loan notes
The proceeds received on issue of the Group's convertible loan notes are allocated into their liability and equity components. The amount initially attributed to the debt component equals the discounted cash flows using a market rate of interest that would be payable on a similar debt instrument that does not include an option to convert. Subsequently, the debt component is accounted for as a financial liability measured at amortised cost until extinguished on conversion or maturity of the bond. The remainder of the proceeds is allocated to the conversion option and is recognised in the "Convertible debt option reserve" within shareholders' equity, net of income tax effects.
Share-based payments
Employees (including senior executives) of the Group receive remuneration in the form of equity shares which are settled in cash (cash settled transactions).
Cash-settled share awards
The cost of cash-settled transactions is measured initially at fair value at the grant date using an annualised consolidated EBITDA, further details of which are given in Note 20. The fair value is expensed over the period until the vesting date with recognition of a corresponding liability. At each reporting date until the end of the vesting period, the fair value of the liability is remeasured, with any changes in fair value recognised in profit or loss for the year.

26

Atlantis Investorco Limited

Notes to the Consolidated Financial Statements
for the years ended 31 March 2021 and 2020 (continued)
1.10Accounting policies (continued)
Provisions
The Group has recognised provisions for liabilities of uncertain timing or amount including those for onerous leases, warranty claims, leasehold dilapidations and legal disputes. The provision is measured at the best estimate of the expenditure required to settle the obligation at the reporting date, discounted at a pre-tax rate reflecting current market assessments of the time value of money and risks specific to the liability. In the case of leasehold dilapidations, the provision takes into account the potential that the properties in question may be sublet for some or all of the remaining lease term.
Share capital
Financial instruments issued by the Group are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Group's ordinary shares are classified as equity instruments.
Dividends
Dividends are recognised when they become legally payable. In the case of interim dividends to equity shareholders, this is when declared by the directors. In the case of final dividends, this is when approved by the shareholders at the Annual General Meeting.
2.Critical accounting estimates and judgements
In the application of the Group’s accounting policies, management is required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from estimates. The following summarises the judgements, estimates and assumptions that may cause amounts recognised or disclosed to change in following reporting periods:
Non-current asset impairment testing – critical judgement and estimation
The Group reviews its goodwill, intangibles, and other non-current assets if indicators exist for impairment at each reporting date. At the reporting date, it was determined that the outbreak and prolonged impact of Covid-19 since March 2020 had reduced the utilisation of vessels in employment across the sector which was an indicator that an impairment may be required.
The assessment of impairment indicators requires judgement to be exercised and changes in circumstances means such judgements may not be borne out over time. In order to assess if impairment exists, management estimates discounted future cash flows, residual values and the remaining economic lives of assets, a suitable discount rate and recoverable amounts based on comparable market transactions. Market factors affecting expected future revenue, utilisation rates, operating expenses and residual values may affect the discounted future cash flows. Actual outcomes may differ from the estimates and judgements made which could result in potential impairment losses recognised in future periods. Further details are set out in note 13.
Classification of revenue – critical judgment
The time charter revenues of the Group's shipping operations contain both lease revenue and revenue from contracts with customers. The Group uses judgement in determining the amount of revenue classified as lease revenue and the amount classified as revenue from contracts with customers based on observable bareboat charter rates, the level of operating costs incurred by the vessel and the level of operating costs that would be expected based on industry benchmarks. This judgment determines whether the income should be accounted for under IFRS 15 as revenue based on the fulfilment of performance obligations, or as lease income under IFRS 16.

27

Atlantis Investorco Limited

Notes to the Consolidated Financial Statements
for the years ended 31 March 2021 and 2020 (continued)
2.Critical accounting estimates and judgements (continued)
Intangible asset useful economic life – critical estimate
The Group amortises its trade name over a useful economic life of 33 years. The 'Seajacks' trade name is deemed to be transferable between the subsidiary vessel operating entities and management consider that the 33 years is reflective of the benefit that will be derived to the Group, which is also aligned with the remaining useful economic life of the Group’s vessels that existed at the time of acquiring the trade name.
Deferred tax assets – critical judgement and estimation
The Company and certain subsidiaries in the Group recognised deferred tax assets in relation to tax losses incurred in current and past years. The Group reviewed the carrying amount of deferred tax assets at the reporting date and assessed if sufficient taxable profits will be available to allow all of the deferred tax asset to be utilised.  To assess the availability of future taxable profits, management estimates future revenues and costs, capital allowances and tax planning opportunities. The Group critically reviews supporting evidence for recognition of deferred tax assets and assesses the probability of future profits that will be generated, including from confirmed contracts, resulting in projected taxable profits over the next three years (note 25). Changes in tax laws, applicable tax rates (note 28) and market factors affecting expected future revenue and operating expenses may impact the future profitability and actual outcome may differ from the estimates and judgements made which could result in part of the deferred tax asset to remain unutilised.
Largely due to the significant committed orders, the Group and subsidiaries have positively concluded that the recognition of deferred tax assets for the years ended 31 March 2021 and 2020 is suitable.
Management also assessed the availability of tax deductions on the amortisation of intangible assets transferred between two of the wholly owned subsidiaries and concluded that any transfer of assets within the group entities does not change the Group’s tax position and hence is likely to have no tax impact on the already available tax deductions.

28

Atlantis Investorco Limited

Notes to the Consolidated Financial Statements
for the years ended 31 March 2021 and 2020 (continued)
3.Revenue
Revenue analysis by activity:

	2021	Restated 2020
	US$000	US$000
Lease income	18,050	23,949
Construction supervision income	14,005	-
Service income	10,700	29,245
	42,755	53,194
Service income relates to catering and other similar costs incurred and recharged to the charterers and provision of vessel management services as part of the time charter arrangement.
Geographical analysis - revenues:

	2021	Restated 2020
	US$000	US$000
United Kingdom	26,054	21,094
Germany	-	12,623
Taiwan	-	16,823
Belgium	1,577	2,654
USA	14,005	-
Japan	1,119	-
	42,755	53,194
All of the amounts in the table relate to continuing operations.
During the year, revenue recorded from two major customers contributing more than 10% revenue each were US$24,138k and US$14,005k (2020 – four major customers contributing more than 10% each were US$16,822k, US$8,690k, US$7,753k and US$5,455k).
4.Direct vessel operating and project costs
Direct vessel operating and project costs comprises of

	2021	Restated 2020
	US$000	US$000

Crew cost	16,160	16,450
Maintenance cost	8,490	4,355
Operating costs	4,964	4,447
Fuel and other consumptions	2,513	5,579
Catering	1,535	3,296
Other project costs	1,705	5,028
Insurance	948	1,277
	36,315	40,432

29

Atlantis Investorco Limited

Notes to the Consolidated Financial Statements
for the years ended 31 March 2021 and 2020 (continued)
5.Staff and crew costs

	2021	2020
	US$000	US$000
Wages and salaries	7,456	5,551
Social security costs	808	512
Pension contributions	275	261
Offshore crew costs	16,160	16,450
Other staff costs	184	120
	24,883	22,894

Staff costs are included in:	2021	2020
	US$000	US$000
Direct vessel operating and project costs	16,160	16,450
Administrative expenses	8,723	6,444
	24,883	22,894
The average monthly number of persons employed by the Group during the year was:

	2021	2020
	No.	No.
Management	3	3
Operations	43	38
Administration	34	36
Offshore crew	150	150
	230	227

Staff costs also include amounts paid to key management personnel amounting to US$2,373k (2020 – US$1,464k), of which US$704k (2020 – US$448k) was paid to a company controlled by a member of key management, as per note 24.

Key management personnel remuneration is made up of the following:

1.	2021	2020
	US$000	US$000

Wages and salaries	2,107	1,270
Social security costs	187	116
Pension contributions	79	78
	2,373	1,464

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Atlantis Investorco Limited

Notes to the Consolidated Financial Statements
for the years ended 31 March 2021 and 2020 (continued)
6.Finance income and costs

7.	2021	2020
	US$000	US$000
Finance income:
Interest income	81	277
Gain on loan modifications (note 17)	1,326	-
	1,407	277

	2021	Restated 2020
	US$000	US$000
Finance costs:
Interest expense on financial liabilities measured at amortised cost	19,221	20,756
Interest expense on convertible loan notes	145	146
Interest expense on lease liabilities	130	138
Interest expense on non-current contract liabilities	1,366	591
Other interest and finance charges	709	973
	21,571	22,604
7.Inventories

	2021	Restated 2020
	US$000	US$000

Bunker fuel	1,101	644
Spare parts and consumables	5,244	5,943
	6,345	6,587

The value of inventories recognised in direct vessel operating cost of sales in the period amounts to US$3,763k (2020 - US$2,050k).

31

Atlantis Investorco Limited

Notes to the Consolidated Financial Statements
for the years ended 31 March 2021 and 2020 (continued)
8.Income tax
(a)Tax on loss on ordinary activities:

	2021	Restated 2020
	US$000	US$000
Current income tax:
Foreign taxation	624	28
Current tax on losses for the year	-	16
Adjustment in respect of prior year	481	(1,402)
Total current income tax	1,105	(1,358)
Deferred tax:
Current year	(16,051)	(12,326)
Adjustment in respect of prior years	(240)	(1,471)
Effects of change in tax rates	-	1,164
	(16,291)	(12,633)
Tax benefit in the Statement of Comprehensive Income (note 8(b))	(15,186)	(13,991)

Tax benefit in the statement of other comprehensive income	(8)	(202)

(b) Reconciliation of the total tax benefit
The tax benefit in the Statement of Comprehensive Income for the year is lower as (2020 - higher than) the standard rate of corporation tax in the UK of 19% (2020 - 19%). The differences are explained below:

	2021	Restated 2020
	US$000	US$000
Loss on ordinary activities before taxation	(349,905)	(57,926)
Multiplied by UK standard rate of corporation tax of 19% (2020 – 19%)	(66,482)	(11,006)
Effects of:
Disallowable expenses	49	126
Income not taxable	(4,550)	(1,477)
Adjustment in respect of prior years	241	(2,873)
Effects of rate change	-	1,115
Unrecognised deferred tax	54,909	107
Foreign tax	647	17
Total tax benefit in the Statement of Comprehensive Income (note 8 (a))	(15,186)	(13,991)

32

Atlantis Investorco Limited

Notes to the Consolidated Financial Statements
for the years ended 31 March 2021 and 2020 (continued)
8.Income tax (continued)
(c) Deferred tax

US$000
At 1 April 2019 Restated	5,806
Short-term timing differences – prior year	1,471
Short-term timing differences – current year	12,326
Short term timing differences – other comprehensive income	202
At 31 March 2020 Restated	19,805
Short-term timing differences – prior year	240
Short-term timing differences – current year	16,051
Short term timing differences – other comprehensive income	7
At 31 March 2021	36,103

Shown as:	2021	Restated 2020
	US$000	US$000
Deferred tax asset – non-current	36,103	20,220
Deferred tax liability – non-current	-	(415)
	36,103	19,805

9.The deferred tax asset is arising from:	2021	Restated 2020
	US$000	US$000
Temporary trading differences	14	5
Derivative financial instruments	625	491
Tax losses carried forward	28,407	16,031
Loan relationships	6,985	3,635
Other	72	58
	36,103	20,220
The main rate of corporation tax has remained consistent at 19% from 1 April 2019. The Finance Act 2016 included a reduction in the main rate of UK corporation tax from 19% to 17% from 1 April 2020. However, in the UK budget on 11 March 2020, it was announced that the cut in the tax rate to 17% now will not occur and the UK Corporation Tax Rate will instead remain at 19%.
Unrecognised deferred tax assets arising from taxable losses as a result of the impairment of intangible and tangible assets exist, with a value of US$27,542k at 31 March 2021 (2020 – US$ Nil). A permanent difference arises due to the impairment of goodwill at 31 March 2021.
A corporate tax payable of US$696k arose on income from foreign operations (2020 – US$Nil).

33

Atlantis Investorco Limited

Notes to the Consolidated Financial Statements
for the years ended 31 March 2021 and 2020 (continued)
9.Investments
Subsidiaries as at 31 March 2021 are set out below. All of the subsidiaries are wholly owned.

Company name	Registered office	% of voting rights
Parent company
Atlantis Investorco Limited	*4	100%
Indirect ownership
Atlantis Equityco Limited	*4	100%
Atlantis Midco Limited*1	*4	100%
Seajacks International Limited*2	*4	100%
Seajacks 1 Limited*3	*4	100%
Seajacks 2 Limited*3	*4	100%
Seajacks 3 Limited*3	*4	100%
Seajacks 4 Limited*3	*4	100%
Seajacks 5 Limited*3	*4	100%
Seajacks UK Limited*3	*4	100%
Seajacks Crewing Services Limited*3	*4	100%
Seajacks Merman Marine Limited*3	*5	100%
Seajacks Japan LLC*3	*6	100%
Seajacks 3 Japan LLC*3	*6	100%
Seajacks Installation Service Limited*3	*4	100%
*1 Owned indirectly via Atlantis Equityco Limited
*2 Owned indirectly via Atlantis Midco Limited
*3 Owned indirectly via Seajacks International Limited. The shares in Seajacks 1 Limited, Seajacks 2 Limited, Seajacks 3 Limited, Seajacks 4 Limited and Seajacks 5 Limited are pledged as security against the Group’s bank loans (note 17).
*4 South Denes Business Park, South Beach Parade, Great Yarmouth, Norfolk, NR30 3QR
*5 Seajacks Merman Marine Ltd, Canon’s Court, 22 Victoria Street, PO Box HM 1179, Hamilton, HM Ex, Bermuda
*6 10th Floor Stork Building, 3-2-6 Nihonbashi Hongokucho, Chuo-ku, Tokyo, 103-0021, Japan

34

Atlantis Investorco Limited

Notes to the Consolidated Financial Statements
for the years ended 31 March 2021 and 2020 (continued)
10.Property, plant and equipment

	Vessels	Non-vessel fixed assets	Total
	US$000	US$000	US$000
Cost:
At 1 April 2019	887,883	11,786	899,669
Additions	203	3,712	3,915
Disposals	-	(653)	(653)
At 31 March 2020	888,086	14,845	902,931
Additions	2,412	4,694	7,106
At 31 March 2021	890,498	19,539	910,037
Depreciation and impairment:
At 1 April 2019	(159,146)	(10,438)	(169,584)
Charge for the year	(29,905)	(3,672)	(33,577)
Disposals	-	653	653
At 31 March 2020	(189,051)	(13,457)	(202,508)
Charge for the year	(29,911)	(448)	(30,359)
Impairment	(85,461)	(2,461)	(87,922)
At 31 March 2021	(304,423)	(16,366)	(320,789)

Net book value:
At 31 March 2021	586,075	3,173	589,248
At 31 March 2020	699,035	1,388	700,423
At 1 April 2019	728,737	1,348	730,085

Impairment of property, plant and equipment is considered together with goodwill impairment assessment (note 13).
The vessels are pledged as security against the Group’s bank loans (note 17).
The Group has incurred accelerated depreciation of US$Nil (2020 – US$2,935k) relating to bespoke integral sea fastenings which were capitalised for use on projects in Taiwan. Due to imminent contracted work outside of Taiwan for the relating vessel, and to which the sea fastenings were not required, the remaining useful economic life of the sea fastenings was amended and the cost was fully deprecated in the year.
Capitalised borrowing costs
Borrowing costs amounting to US$2,964k (2020 – US$2,964k) have been capitalised to date in the carrying amount of property, plant and equipment. There are no borrowing costs capitalised during the year.

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Atlantis Investorco Limited

Notes to the Consolidated Financial Statements
for the years ended 31 March 2021 and 2020 (continued)
11. Right of use assets and lease liabilities

	Property leases	Total
Right of use assets	US$000	US$000
Cost:
At 1 April 2019	2,596	2,596
Additions	238	238
At 1 April 2020	2,834	2,834
Additions	-	-
At 31 March 2021	2,834	2,834

Depreciation and impairment:
At 1 April 2019	-	-
Charge for the year	(321)	(321)
At 1 April 2020	(321)	(321)
Charge for the year	(362)	(362)
Impairment	(940)	(940)
At 31 March 2021	(1,623)	(1,623)

Net book value:
At 31 March 2021	1,211	1,211
At 31 March 2020	2,513	2,513
At 1 April 2019	2,596	2,596

	2021	2020
Lease liabilities	US$000	US$000
Current	329	289
Non-current	2,128	2,266
	2,457	2,555

	2021	2020
Lease liabilities	US$000	US$000
At 1 April 2020	2,555	2,596
Interest expense	130	138
Additions	-	238
Lease payments	(228)	(417)
At 31 March 2021	2,457	2,555
Impairment of right of use assets has been considered together with the goodwill impairment assessment (note 13).

36

Atlantis Investorco Limited

Notes to the Consolidated Financial Statements
for the years ended 31 March 2021 and 2020 (continued)
12.Intangible assets

13.	Trade Name
US$000
Cost:
At 1 April 2019, 31 March 2020, 31 March 2021	175,959

Amortisation and impairment:
At 1 April 2019	(36,880)
Charge for the year	(5,332)
At 31 March 2020	(42,212)
Charge for the year	(5,332)
Impairment	(56,094)
At 31 March 2021	(103,638)

Net book value:
At 31 March 2021	72,321
At 31 March 2020	133,747
At 1 April 2019	139,079

Impairment of intangible assets is considered together with goodwill impairment assessment (note 13).
13.Goodwill

Total
US$000
Cost:
At 1 April 2019, 31 March 2020, 31 March 2021	144,169

Impairment:
At 1 April 2019	-
Charge for the year	-
At 1 April 2020	-
Charge for the year	(144,169)
At 31 March 2021	(144,169)

Net book value:
At 31 March 2021	-
At 31 March 2020	144,169
At 1 April 2019	144,169

37

Atlantis Investorco Limited

Notes to the Consolidated Financial Statements
for the years ended 31 March 2021 and 2020 (continued)
13.Goodwill (continued)
The Group's goodwill is tested for impairment annually. This together with impairment factors identified by the Group during the years ended 31 March 2021 and 2020 has meant that the Group has carried out an impairment assessment against the carrying value of the cash generating unit with a combined carrying value of US$921,863k (2020 – US$981,982k), using value in use calculations.
Forecast cash flows, used to determine value in use, represent pre-tax projections over the remaining life of the Group’s vessels, based on financial forecasts approved by senior management, excluding significant capital expenditure that would enhance the scale of the business which is not already contracted. The Group has already secured significant contract coverage in Asia-Pacific for the years ending 31 March 2022 and 2023.
The outbreak and prolonged impact of Covid-19 since March 2020 has reduced the utilisation of vessels in employment across the sector and this has been reflected in the projections for the Group’s three smaller vessels for the next 12 to 18 months from 31 March 2021. These factors were not so known or prevalent in the previous year. In the medium-term, the Group has forecasted a recovery in both rates earned and utilisation of its three smaller vessels over the next two years. For its two larger vessels, the Group has forecasted a significant earnings improvement for the coming 18 – 24 months after the end of the reporting period due to the committed contracts in place (note 25). In doing so management has considered the current order backlog for the vessels and contracts under negotiation at the time of preparing these financial statements and overall market expectation. For the period beyond 24 months, the Group has no order backlog, but expects an increase both in demand and supply, which primarily for 2025 and beyond is expected to imply favourable market conditions.
The discount rate was estimated based on a market derived weighted average cost of capital, calculated based on the market projected average cost of debt over the remaining life of the Group’s vessels and a market cost of equity derived using the capital asset pricing model assuming a long term equity risk premium and an appropriate equity beta. The pre-tax discount rate applied to future cash flows was 12.5% (2020 – 7.8%). The increase in the discount rate used as at 31 March 2021 compared to 31 March 2020 reflects the timing of maturity of the secured bank facilities and shareholder guaranteed bank loans, scheduled for November 2021 (note 17) and the uncertainty relating to management’s assessment of the Group ability to successfully secure a refinancing of all the bank facilities, whilst factoring in the financial support that may be required by its shareholders. Furthermore, the Group has considered and incorporated additional business risk factors relating to the its changing strategy, which includes more focus on the fast growing and developing offshore wind turbine installation sector and in particular, in the Asia- Pacific region.
Based on the assessment performed, management determined a value in use of US$632.7 million at 31 March 2021 (2020 – US$1.3 billion) resulting in an impairment to property, plant and equipment, intangible assets, goodwill, right of use assets amounting to US$289,125k for the year ended 31 March 2021 (2020 – Headroom of US$299,000k). The impairment of long-lived assets charged to profit and loss for the year ended 31 March 2021 has initially been allocated to impair goodwill down to US$Nil, and then across other applicable assets on a pro-rata basis, other than for vessels, which have been impaired down to the fair value less costs to sell, as supported by independent broker valuations, as follows:

38

Atlantis Investorco Limited

Notes to the Consolidated Financial Statements
for the years ended 31 March 2021 and 2020 (continued)

	2021	2020
	US$000	US$000
Property, plant and equipment – Vessels	85,461	-
Property, plant and equipment – Other assets	2,461	-
Right of use assets	940	-
Intangible assets	56,094	-
Goodwill	144,169	-
	289,125	-

39

Atlantis Investorco Limited

Notes to the Consolidated Financial Statements
for the years ended 31 March 2021 and 2020 (continued)
13.Goodwill (continued)
The calculation of the value in use is most sensitive to the discount rate and the revenue and utilisation projections used to determine the cash flows. A 1% increase in the pre-tax discount rate, and all other matters remaining the same, would increase the above-mentioned impairment charge by US$25,244k for the year ended 31 March 2021 (2020 – US$Nil).
Forecast rates and utilisation are estimated based on past experience, the Group’s contracted employment, and expectations as to future market rates the vessels may earn. A 10% decrease in the forecast rates estimated, and all other matters remaining the same, would increase the impairment charge by US$152,000k for the year ended 31 March 2021 (2020 – US$Nil). Furthermore, if a 5% decrease in the utilisation forecasts is also incorporated into the value in use calculations, on top of the decrease in the forecast rates noted above, this would result in an additional impairment charge amounting to US$57,000k for the year ended 31 March 2021 (2020 – US$Nil).
14.Trade and other receivables and contract fulfilment cost assets

	2021	Restated 2020
Current	US$000	US$000
Trade receivables	2,700	3,502
Prepayments	1,761	1,129
Contract assets	3,911	220
VAT and other receivables	3,109	1,144
	11,481	5,995
All trade receivables in respect of charter contracts with duration of 6 months or more are secured against the Group’s bank loans (note 17).
Trade receivables are normally due within 30 days from the date the invoice is issued. Trade receivables are considered past due based on their respective credit periods. All balances were deemed fully recoverable at the reporting date.
Contract assets comprises contract income relating to consultancy services and crewing recharges of which performance obligations have been completed ahead of billing.
The ageing analysis of trade is as follows:

	Expected credit	2021	Restated 2020
	Losses	US$000	US$000
Not due	0%	2,589	3,501
Past due but not impaired 0 - 30 days	0%	1	-
Past due 31 - 60 days	10%	110	-
Past due 61-90 days	50%	-	1
		2,700	3,502

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above which approximate their fair value at the reporting date. The Group does not hold any collateral as security.

40

Atlantis Investorco Limited

Notes to the Consolidated Financial Statements
for the years ended 31 March 2021 and 2020 (continued)
The expected credit losses are considered insignificant as most of the trade receivables current and have been recovered subsequent to the year end.

41

Atlantis Investorco Limited

Notes to the Consolidated Financial Statements
for the years ended 31 March 2021 and 2020 (continued)
14.Trade and other receivables and contract fulfilment costs (continued)

15.	2021	Restated 2020
Non-current	US$000	US$000
Contract fulfilment costs	220	1,130
1.	2021	Restated 2020
Current	US$000	US$000
Contract fulfilment costs	18,524	-
Contract fulfilment costs relate to expenditures incurred on the mobilisation of a vessel and contract preparation which are not considered to be distinct performance obligations within the context of the contract. These are capitalised and deferred till the start of time-chartering activities during the year ending 31 March 2022 when the Group will be eligible to commence recognising revenue and expense related costs on the contracts.
15.Cash and cash equivalents

	2021	Restated 2020
	US$000	US$000
Cash at bank and short term cash deposits	6,976	11,893

Restricted bank balances for the Group and Company amounting to US$3,640k (2020 – US$9,216k) are held in escrow and held as security against the Group’s bank loans and to fulfil debt servicing costs (note 17). All restricted bank balances are not included in the Group’s cash and cash equivalents noted above at the financial report date. All restricted bank balances were released subsequent to the reporting date (note 28).

42

Atlantis Investorco Limited

Notes to the Consolidated Financial Statements
for the years ended 31 March 2021 and 2020 (continued)
16.Trade and other payables and contract liabilities

Current	2021	Restated 2020
	US$000	US$000
Trade payables	11,981	2,634
Accruals	7,606	3,424
Taxation and social security	820	444
Other liabilities	1,170	831
	21,577	7,333
1.	2021	Restated 2020
	US$000	US$000
Contract liabilities	47,139	-

Non-current	2021	Restated 2020
	US$000	US$000
Contract liabilities	5,331	30,639
Contract liabilities relate to mobilisation and contract preparation fees received from customers in advance which are deferred till the commencement of the associated contracts. The advances accrue interest using the Group’s incremental borrowing rate of 4.5% per annum.
17.Interest-bearing loans and borrowings

	2021	Restated 2020
Current	US$000	US$000

Secured bank loans	193,724	120,973
Shareholder guaranteed bank loan	87,691	-
	281,415	120,973
Non-Current

Bank loans
Secured bank loans	70,949	193,296
Shareholder guaranteed bank loan	-	87,752
	70,949	281,048

Total interest bearing loans and borrowings	352,364	402,021

43

Atlantis Investorco Limited

Notes to the Consolidated Financial Statements
for the years ended 31 March 2021 and 2020 (continued)

17.Interest-bearing loans and borrowings (continued)
Secured bank loans
SJ1-4 Facility: The syndicated term loan facility of US$275,000k was drawn down on 26 February 2015 and is due for repayment in full by November 2021. The bank loan carries fixed interest rate at 2.45% plus 3-month US$ LIBOR (2020: 2.15% plus 3-month US$ LIBOR) per annum.
SJ-5 Facility (commercial): The syndicated term loan facility of US$50,200k was drawn down in November 2015 and is due for repayment in full by November 2021. The bank loan carries fixed interest rate at 2.45% plus 3-month US$ LIBOR (2020: 2.15% plus 3-month US$ LIBOR) per annum.
SJ-5 Facility (K-Sure): The syndicated term loan facility of US$125,500k was drawn down in November 2015 and is due for repayment in full by March 2025. The bank loan carries fixed interest rate at 1.75% plus 3-month US$ LIBOR (2020: 1.75% plus 3-month US$ LIBOR) per annum.
Revolving Loan Facility: The Group has a short-term revolving loan facility of US$50,000k which was drawn down in full on 17 July 2019. The facility carries fixed interest rate at 2.45% plus 3-month US$ LIBOR (2020: 2.15% plus 3-month US$ LIBOR) per annum.
In August 2020, the Group and the Lenders contracted a Loan Amendment Agreement, which amended the quarterly repayment schedule for the SJ1-4 and SJ5 facilities for 5 quarters starting in August 2020 and increased the fixed interest rates on the majority of the loans (see above). In addition to this amendment, the Group also made a one-off repayment across the facilities and incurred loan arrangement costs of US$1,275k (2019 – US$Nil). The Loan Amendment Agreement did not result in a derecognition of the financial liability as it was not a substantial modification. A gain of US$1,326k was recognised in profit and loss with a corresponding decrease in the liability at the date of modification during the year ended 31 March 2021.
At the reporting date, the bank loans are secured against, inter alia, the share capital of certain of the Company’s subsidiaries (note 9), the vessel component of tangible fixed assets (note 10), certain earnings and trade and other receivables from the operation of vessels (note 14) and certain cash and cash equivalents (note 15).
Subsequent to the reporting date, the loans were fully settled (note 28).
Shareholder guaranteed bank loan
The Group has a bank loan guaranteed from the shareholders amounting to US$87,650k (2020 – US$87,650k). The loan is bearing an interest of 0.88% plus 3-month US$ LIBOR per annum (2020 – 3-month US$ LIBOR plus 0.88%) and is unsecured. The maturity of the loan from the lenders at 31 March 2021 is repayable between 30 September 2021 and 30 November 2021. Certain amounts have been rescheduled for repayment to September 2022 subsequent to the reporting date (note 28).

44

Atlantis Investorco Limited

Notes to the Consolidated Financial Statements
for the years ended 31 March 2021 and 2020 (continued)
18.Derivative financial instruments
The fair value of the Group’s derivative financial instruments is as follows:

	Non Hedging instruments	Hedging instruments
	Foreign currency contracts	Foreign currency contracts	Interest rate swap	Total
	US$000	US$000	US$000	US$000
At 1 April 2020 Restated	667	1,519	(4,768)	(2,582)
Recognised in profit or loss	(667)	-	-	(667)
Effective portion recognised in other comprehensive income	-	(2,584)	2,543	(41)
At 31 March 2021	-	(1,065)	(2,225)	(3,290)

	Non Hedging instruments	Hedging instruments
	Foreign currency contracts	Foreign currency contracts	Interest rate swap	Total
	US$000	US$000	US$000	US$000
At 1 April 2019 Restated	(15)	-	(2,445)	(2,460)
Recognised in profit or loss	682	-	-	682
Effective portion recognised in other comprehensive income	-	1,519	(2,323)	(804)
At 31 March 2020 Restated	667	1,519	(4,768)	(2,582)

	2021	Restated 2020
Shown as:	US$000	US$000
Current assets	-	639
Non-current assets	-	1,547
Current liabilities	(3,290)	-
Non-current liabilities	-	(4,768)
	(3,290)	(2,582)

The Group has entered into foreign exchange swap contracts with the intention to hedge the foreign exchange risk of expected revenue and expenses. Notional amounts are as provided in note 22.
The Group’s interest bearing financial liabilities are exposed to the risks associated with fluctuations in prevailing levels of market interest rates on its financial position and cash flows.
In accordance with the terms of the loan agreements and its strategy of protecting itself from fluctuations in interest rates, the Group has entered into interest rate swap and interest rate cap contracts for certain

45

Atlantis Investorco Limited

Notes to the Consolidated Financial Statements
for the years ended 31 March 2021 and 2020 (continued)
term loans which fix the interest rate payable (note 17). In addition, loans from related parties have fixed rates of interest
The derivative financial instruments were settled subsequent to the reporting date (note 28).

19.Convertible loan notes
In prior periods, the Group issued 9,579,000 loan notes with a par value of US$1 each to key management as part of the consideration due on the acquisition of the Seajacks group (PIK notes). The loan notes are fixed at an interest rate of 5% per annum and are repayable in tranches over a vesting period of at least three years. Interest accretion for the year ended 31 March 2021 totals US$145k (2020 – US$146k), with a total balance accrued as at 31 March 2021 of US$956k (2020 – US$811k).
The loan note holders have the right to request the Company to repay the loan note at par value or convert to ordinary shares on each vesting. The conversion price is fixed at the par value plus an interest rate of 10% compounding annually. The fair value of the conversion option at inception and at the reporting date was not considered to be significant and therefore has not been recognised. There were no repayments in the current year.

	2021	Restated 2020
	US$000	US$000
Current portion	3,820	3,675
	3,820	3,675
The convertible loan notes were settled subsequent to the reporting date (note 28).
20.Cash settled share awards
Cash settled shares awards issued to key management and employees are recognised at the estimated future exercise value at the reporting date taking account of the period over which any incremental value vests.
The Group believes that its success depends to a high degree on the future performance of the key management team and also recognises the importance of ensuring that all key employees are incentivised and identify closely with the profitability of the Group.
In May 2012, consideration amounting to a fair value of US$19,217k due to key management on the acquisition of the Seajacks group during the 2013 financial year was reinvested in a mixture of A ordinary shares, B ordinary shares, C ordinary shares and D ordinary shares.
The A ordinary shares issued to key management and employees have put options that vest in three equal tranches every year after the date of issue being May 2013, May 2014 and May 2015. The exercise price is computed using an EBITDA exit multiple formula. Management exercised and repaid the put option twice. In FY 2013 management exercised their first option to sell back to the Company 6,468,571 A ordinary shares. In FY15 management exercised their second option to sell back to the Company 6,490,355 A ordinary shares. In December 2016, 670,292 A shares were repaid at the value of US$346,643 plus US$175,000 deferred payment which carries variable interest.
The value at the reporting is calculated using the annualised Group EBITDA and recognised over the vesting period in profit or loss. At the reporting date this value has been calculated US$8,204k (2020 – US$8,204k) and an income of US$Nil (2020 – US$Nil) has been recognised in profit and loss for the movement in the value, which takes account of the vesting period.

46

Atlantis Investorco Limited

Notes to the Consolidated Financial Statements
for the years ended 31 March 2021 and 2020 (continued)
Interest accretion in the year was US$7k for the year ended 31 March 2021 (2020 – US$7k). Total interest accrued as at the reporting date was US$37k (2020 – US$30k).
The B ordinary, B1, B2, B3 ordinary, C ordinary and D ordinary shares (together referred to as “sweet equity shares”) have put options that vest between 2017 and 2020 if the Group internal rate of return exceeds 15%.
The exercise price is based on a formula using the internal rate of return. The fair value of these shares was recognised over the vesting period.
The cash settled share awards were settled subsequent to the reporting date (note 28).

47

Atlantis Investorco Limited

Notes to the Consolidated Financial Statements
for the years ended 31 March 2021 and 2020 (continued)
21.Share Capital

		2021		2020
Allotted, called up, issued and fully paid	No.	US$000	No.	US$000
Ordinary shares of US$1 each	595,000,016	595,000	595,000,016	595,000

The issued shares are fully paid, are of the same class and have the same voting rights. The ordinary shares were issued at par for cash consideration.
22.Financial instruments
Financial risk management
The Group, through its activities is exposed to a variety of financial risks, market risk (including interest rate risk and currency risk), credit risk and liquidity risk. The Group’s overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group’s financial performance. The Group’s board of directors meets on a regular basis to monitor and manage the Group’s sensitivity to financial risk. The Group makes use of interest rate swaps, interest rate caps and forward currency contracts to moderate certain risk exposures to fluctuations in interest rates and exchange rates.
Categories of financial instruments
The categories of the Group’s financial instruments are as follows:

	Fair value through profit or loss		Amortised cost		Fair value through other comprehensive income
	2021	Restated 2020	2021	Restated 2020	2021	Restated 2020
	US$000	US$000	US$000	US$000	US$000	US$000
Financial assets
Cash and cash equivalents	-	-	6,976	11,893	-	-
Restricted bank balances	-	-	3,640	9,216	-	-
Trade and other receivables	-	-	9,720	4,866	-	-
Derivative forward instruments	-	667	-	-	-	1,519
	-	667	20,336	25,975	-	1,519

Financial liabilities
Trade and other payables	-	-	21,577	7,333	-	-
Lease liabilities	-	-	2,457	2,555	-	-
Convertible loan notes	-	-	3,820	3,675	-	-
Cash settled share awards	-	-	8,241	8,234	-	-
Interest-bearing loans and borrowings	-	-	352,364	402,021	-	-
Loan from shareholders	-	-	62,623	5,325	-	-
Interest rate swaps	-	-	-	-	3,290	4,768
	-	-	451,082	429,143	3,290	4,768

48

Atlantis Investorco Limited

Notes to the Consolidated Financial Statements
for the years ended 31 March 2021 and 2020 (continued)

49

Atlantis Investorco Limited

Notes to the Consolidated Financial Statements
for the years ended 31 March 2021 and 2020 (continued)
22.Financial instruments (continued)
Categories of financial instruments (continued)
The following methods and assumptions were used to estimate the fair values both for the Group and the Company:
•The fair value of cash and cash equivalents, trade and other receivables and trade and other payables approximates to their carrying amounts due to the short-term maturities of these instruments.
•The fair value of term loans is computed assuming there is no parent undertaking guarantee. The revolving credit facility is short term in nature, therefore, the carrying amount is assumed to approximate the fair value. A cash flow projection approach has been used with reference to observed market returns and accords to Level 2 in the fair value hierarchy.
•The derivative financial instruments are not traded in an active market; hence their fair value is determined by using discounted cash flow valuation techniques. These valuation techniques maximise the use of observable market data where available, including credit quality of counterparties, foreign exchange spot and forward rates and interest rate curves, and rely as little as possible on entity specific estimates (i.e. they are at Level 2 in the hierarchy).
•Fair value of fixed rate liabilities amounting to US$3,820k (2020 – US$3,675k) is estimated to approximate their carrying amounts due to their short-term maturities.
•Material differences are identified only for the following borrowings:

	2021	2021	Restated 2020	Restated 2020
	Carrying amount	Fair value	Carrying amount	Fair value
	US$000	US$000	US$000	US$000

Interest-bearing loans and borrowings	352,364	342,429	402,021	389,032
Loan from shareholders	62,623	62,623	5,325	5,325
	414,987	405,052	407,346	394,357

Interest rate risk
The Group’s interest-bearing financial assets and liabilities exposes it to risks associated with the effects of fluctuations in the prevailing levels of market interest rates on their financial position and cash flows.
The Group is subject to interest rates on their bank loan, the shareholders loan and PIK notes issued by their parent undertaking.
Loans
As set out in note 17, the Group entered into loans with a syndicate of banks and key shareholders. The loans currently outstanding comprise the following facilities:

Notional		Balance as of 31 March 2021	Balance as of 31 March 2020
SJ 1-4 Facility	US$275,000,000	US$107,422,000	US$141,797,000
Revolving Facility	US$50,000,000	US$50,000,000	US$50,000,000
SJ 5 Facility	US$175,700,000	US$111,643,000	US$126,284,000
Shareholders Guaranteed Bank Loan	US$87,650,000	US$87,650,000	US$87,650,000
Shareholders Loan	US$58,000,000	US$58,000,000	US$5,000,000

50

Atlantis Investorco Limited

Notes to the Consolidated Financial Statements
for the years ended 31 March 2021 and 2020 (continued)
Interest on the loans is charged as US$ LIBOR plus a margin as set out in note 17. During the year the Group drew down US$Nil (2020 – US$17,000k) from the Revolving Facility and US$53,000k (2020 – US$5,000k) from the shareholders loan facility.

51

Atlantis Investorco Limited

Notes to the Consolidated Financial Statements
for the years ended 31 March 2021 and 2020 (continued)
22.Financial instruments (continued)
Categories of financial instruments (continued)
Loans (continued)
The Group used an interest rate swap to manage its exposure to interest rate movements on one of the loans and entered into a contract to fix the interest rate for 45% (2020 – 50%) of the total loan facilities. At the end of the reporting period the interest swap had a notional value of US$97,891k (2020 – US$134,041k) with fixed US$ LIBOR payments at a per annum rate of 3.0765% for SJ1-4 Facility and 3.0935% for SJ5 Facility (2020 – 3.0765% for SJ1-4 Facility and 3.0935% for SJ5 Facility) for periods of settlement between November 2018 and November 2021. The fair value of the interest rate swap at 31 March 2021 is a liability of US$2,225k (2020 – US$4,768k). The interest rate swap was designated as a hedge at inception and the effectiveness of the hedge was tested successfully at inception and at each reporting date. The movement in the fair value of the swap during the year was therefore recognised in other comprehensive income.
As of 31 March 2021, should interest rates have increased or decreased by 50 basis points with all other variables remaining constant, it is estimated that the decrease or increase in profits would amount to US$856k (2020 – US$828k), and fair value movements in other comprehensive income would amount to US$489k (2020 – US$762k).
Shareholder Guaranteed Bank Loan – The Group has entered into an intra-group loan with its key shareholders. The notional value of the loan amounts to US$87,650k (2020 – US$87,650k), of which $43,825k is subject to an interest rate of 3-month US$ LIBOR plus 0.88% (2020 – US$ LIBOR plus 0.88%) and $43,825k is subject to an interest rate of 3-month US$ LIBOR plus 0.8% (2020 – US$ LIBOR plus 0.8%). As of 31 March 2021, should interest rates have increased or decreased by 50 basis points with all other variables remaining constant, it is estimated that the decrease or increase in profits would amount to US$438k (2020 – US$438k).
Shareholders Loan - The Group has entered into a loan from its key shareholders undertaking amounting to US$58,000k (2020 – US$5,000k). This loan is bearing interest of 10% per annum and is repayable by 30 November 2021. This interest is charged quarterly but is not subject to payment and is compounded to the outstanding loan amount at the end of each quarter. As of March 2021, the interest amount amounted to US$4,623k (2020 – US$325k).
PIK notes - The Group also has PIK notes amounting US$3,820k (2020 – US$3,675k) payable to key management personnel which is subject to fixed interest rate of 5% p.a., hence is not subject to volatility to changes in interest rates.
For details of loans and facilities settled post year end, please see note 28.
The Group’s Chief Financial Officer and the Treasurer monitor the sensitivity to interest rates on a regular basis and report to the Board.
Currency risk
The value of monetary assets and liabilities denominated in foreign currencies will fluctuate due to changes in foreign exchange rates. The Group is subject to currency risk on its foreign currency balances, receivables, payables and foreign currency revenue contracts and also its expenses, the primary currencies to which the Group is exposed to currency risk are the Euro (EUR) and British Pound (GBP).
During the year, the Group recognised a foreign exchange gain of US$809k (2020 – gain of US$92k) which arose on transactions in EUR and GBP, the retranslation of monetary assets and liabilities and forward currency contracts which are not designated as cash flow hedges.

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Atlantis Investorco Limited

Notes to the Consolidated Financial Statements
for the years ended 31 March 2021 and 2020 (continued)
22.Financial instruments (continued)
Currency risk (continued)
Below is a summary of the Group’s trade receivables, cash balances and trade payables in foreign currencies:

	2021	2021	2020	2020
	GBP denominated in US$000	EUR denominated in US$000	GBP denominated in US$000	EUR denominated in US$000
Trade Receivables	5	437	-	2,617
Cash and Cash Equivalents	2,821	2,139	1,867	2,788
Trade Payables	(2,686)	(5,576)	(314)	(1,155)
A ten per cent strengthening of the US$ against GBP would result in a decrease of profit by US$14k (2020 – US$175k). A ten per cent strengthening of the US$ against the Euro would result in a decrease of profit by US$300k (2020 – US$424k). Management monitor the exposure to currency risk on a regular basis and partially mitigate the risk by using foreign currency contracts. The fair value of the foreign currency contracts is shown in note 18.
The Group had the following forward rate contracts:

Currency	Hedge Accounting	Notional Value	Fixed Rate	Maturity
2021
EUR/US$	Applied	€40,400,000	1.1514	November 2021

2020
US$/GBP£	Not Applied	$14,235,552	1.1863	March 2020
EUR/US$	Applied	€40,400,000	1.1514	November 2021
Adoption of hedge accounting is determined at the inception of the contracts and is reviewed on each reporting date. At the reporting date, had the exchange rates between the USD and GBP and EUR increased / decreased by 10%, the impact on the Group’s results from the forward contracts would be an increase or decrease of US$4,748k (2020 – US$4,652k) in other comprehensive income and US$Nil (2020 – US$1,424k) to profit or loss. The instruments were settled subsequent to the financial reporting date (note 28).
Credit risk
The Group services the offshore industry by time chartering (leasing) its vessels to third party charterers and by entering into construction contracts. The Group takes on exposure to credit risk, which is the risk that a counterparty will be unable to pay amounts in full when due. Management mitigate this risk by, to the extent possible, only chartering the vessels to blue chip companies, obtaining payment security where possible and conducting comprehensive credit reviews of counterparties with payment terms limited to 30 days, to the extent commercially attainable. Concentration of credit risk exists to the extent that 94% (2020 – 99%) of cash and cash equivalents together with restricted bank balances are held with two (2020 – two) financial institutions with credit ratings according to S&P of A and A+ (2020: A and AA-).

53

Atlantis Investorco Limited

Notes to the Consolidated Financial Statements
for the years ended 31 March 2021 and 2020 (continued)
Concentration of credit risk also exists to the extent that amounts of US$1,578k (2020 – US$2,434k) which represent 58% (2020 – 77%) of trade and other receivables are due from two (2020 – one) counterparties. The amounts have been recovered subsequent to the reporting date.

22.Financial instruments (continued)
Liquidity risk
The Group’s finance department monitors the liquidity position by preparing cash-flow forecasts including performing covenant testing on a forecast basis, maintaining adequate reserves and borrowing facilities to ensure sufficient funds are available. The Group is exposed to risks relating to the current economic environment but its cash and cash equivalents, bank loans and charter coverage are adequate for the Group to meet its obligations and finance its operations.
The following table sets out the contractual maturities (representing undiscounted contractual cash flows) of financial liabilities:

54

Atlantis Investorco Limited

Notes to the Consolidated Financial Statements
for the years ended 31 March 2021 and 2020 (continued)

At 31 March 2021:	Within 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total contractual cash flows
	US$000	US$000	US$000	US$000	US$000
Non-derivatives:
Trade and other payables	21,577	-	-	-	21,577
Lease liabilities	444	476	1,411	532	2,863
Convertible loan notes	3,820	-	-	-	3,820
Cash settled share awards	8,241	-	-	-	8,241
Interest-bearing loans and borrowings	287,706	11,827	65,621	-	365,154
Loan from shareholders	62,623	-	-	-	62,623
	384,411	12,303	67,032	532	464,278

Derivatives:
Trading derivatives	2,225	-	-	-	2,225
Gross settled (foreign currency forwards – cash flow hedges)
(Inflow)	-	-	-	-	-
Outflow	1,065	-	-	-	1,065
	3,290	-	-	-	3,290
At 31 March 2020 (restated):	Within 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total contractual cash flows
	US$000	US$000	US$000	US$000	US$000
Non-derivatives:
Trade and other payables	7,333	-	-	-	7,333
Lease liabilities	401	401	1,314	868	2,984
Convertible loan notes	3,675	-	-	-	3,675
Cash settled share awards	8,234	-	-	-	8,234
Interest-bearing loans and borrowings	83,153	279,525	65,037	-	427,715
Loan from shareholders	-	5,325	-	-	5,325
	102,796	285,251	66,351	868	455,266

Derivatives:
Trading derivatives	-	4,768	-	-	4,768
	-	4,768	-	-	4,768
1.

55

Atlantis Investorco Limited

Notes to the Consolidated Financial Statements
for the years ended 31 March 2021 and 2020 (continued)
23.Capital management
The capital management of the Group includes all components of equity and the bank loans. Total equity at 31 March 2021 was US$238,531k (2020 – Restated US$573,283k) and the value drawn down of secured bank loans was US$269,065k (2020 – US$318,081k).
As at 31 March 2021, the Group and Company had drawn down the remaining revolving facility. Finally, the Group is in receipt of two other loan facilities of US$87,650k (2020 – US$87,650k) and US$58,000k (2020 – US$5,000k).
The Group’s objectives when managing capital are:
•to safeguard the Group’s ability to continue as a going concern;
•to enhance the ability of the Group to reinvest in future projects by sustaining a strong financial position; and
•to provide an adequate return to its shareholders.
The board reviews the capital management of the Group regularly. It is the Group’s policy to always maintain a level of equity which enables the Group to borrow at competitive rates and to provide adequate collateral for bank financing, thus maintaining access to capital markets and keep borrowing costs under control. As part of this review, management make adjustments to it in the light of changes in economic conditions and the risk characteristics relating to the Group’s activities.
The Group has bank covenants which need to be met for interest bearing loans and borrowings. The Group monitors its compliance with these covenants on an ongoing basis. The Group entered into loan Amendment Agreements (note 17) which resulted in relief of all covenants until maturity.
Share capital
Share capital represents the issued and fully paid up equity share capital of the Company.
Retained Earnings/Accumulated losses
Accumulated losses represent the cumulative total comprehensive expense attributable to the Group.
Fair value reserve
The fair value reserve represents the cumulative gains and losses arising on hedging instruments used by the Group to manage interest rate and foreign currency risk.
24.Related party transactions
Related parties represent shareholders, directors and key management personnel of the Group and entities controlled, jointly controlled or significantly influenced by such parties. In addition to matters referred to in notes 5, 17 and 20, significant balances and transactions with related parties are as follows:

Loan from shareholders:

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Atlantis Investorco Limited

Notes to the Consolidated Financial Statements
for the years ended 31 March 2021 and 2020 (continued)

	2021	Restated 2020
	US$000	US$000
Current
Loan from shareholders	62,623	-
	62,623	-
Non-Current
Loan from shareholders	-	5,325
	62,623	5,325

Total loan from shareholders	62,623	5,325
24.Related party transactions (continued)
The Group has a loan facility from its key shareholders up to US$121,000k. As of 31 March 2021 the Group had drawn down US$58,000k (2020 – US$5,000k) and together with accrued interest as at 31 March 2021 of US$4,623k (2020 – US$325k) all amounts are repayable on 30 November 2021. The facility carries fixed interest rate at 10% (2020: 10%) per annum and is unsecured. Subsequent to the reporting date, a further US$17,000k was drawn down and then the total loan was settled in full (note 28).
Transactions:

	2021	Restated 2020
	US$000	US$000
Finance costs relating to loan from related party
Interest expense on convertible loan notes held by management (note 19)	(145)	(146)
Interest expense on contingent loan notes (note 20)	(7)	(7)
Interest expense on shareholders loans	(4,623)	(325)
Other costs
Service charges paid to group undertakings	(506)	(528)
Bond costs paid to group undertakings	-	(2)

During the year, the Group paid consultancy fees amounting to US$704k (2020 – US$448k) to ScanCorp, one of the executive officers of the Group is a director and controlling shareholder of ScanCorp. The balance due to ScanCorp at 31 March 2021 is US$39k (2020 – US$36k).
One of the subsidiaries incurred rental costs of US$16k (2020 – US$18k) charged for a property from a related party of a director for the purposes of housing staff temporarily. This is deemed to be a reasonable transaction in the course of the Group’s business.
A related party of one of the directors incurred remuneration costs of US$81k (2020 – US$69k) as a staff member of the Group.

57

Atlantis Investorco Limited

Notes to the Consolidated Financial Statements
for the years ended 31 March 2021 and 2020 (continued)
25.Unsatisfied performance obligations and lease income commitments
The Group has a number of unfulfilled performance obligations and lease income commitments. As at the reporting date, the significant commitments were:

At 31 March 2021	Lease income commitment	Unfulfilled performance obligations	Total
	US$000	US$000	US$000
Within one year	80,323	107,513	187,836
Between one and two years	39,898	53,403	93,301
	120,221	160,916	281,137

At 31 March 2020	Lease income commitment	Unfulfilled performance obligations	Total
	US$000	US$000	US$000
Within one year	3,072	4,112	7,184
Between one and two years	78,094	104,529	182,623
Between two and five years	24,257	32,468	56,725
	105,423	141,109	246,532

58

Atlantis Investorco Limited

Notes to the Consolidated Financial Statements
for the years ended 31 March 2021 and 2020 (continued)
26.Reconciliation of borrowings

		Restated 1 April 2020	Cash flow	Other non cash	31 March 2021
	Notes	US$000	US$000	US$000	US$000
Revolving loan facility	17	50,107	(1,739)	1,701	50,069
Interest bearing loans	17	264,162	(57,286)	7,728	214,604
Shareholder guaranteed bank loan	17	87,752	(1,477)	1,416	87,691
Total interest-bearing loans		402,021	(60,502)	10,845	352,364
Loan from shareholders	24	5,325	52,794	4,504	62,623
Convertible loan notes	19	3,675	-	145	3,820
Derivative financial instruments	18	4,768	(3,093)	1,615	3,290
Lease liabilities	11	2,555	(228)	130	2,457
Total liabilities		418,344	(11,029)	17,239	424,554

		Restated 1 April 2019	Cash flow	Other non cash	Restated 31 March 2020
	Notes	US$000	US$000	US$000	US$000
Revolving loan facility	17	32,782	14,976	2,349	50,107
Interest bearing loans	17	286,981	(37,059)	14,240	264,162
Shareholder guaranteed bank loan	17	87,788	(3,080)	3,044	87,752
Total interest-bearing loans		407,551	(25,163)	19,633	402,021
Loan from shareholders	24	-	4,513	812	5,325
Convertible loan notes	19	3,529	-	146	3,675
Derivative financial instruments	18	2,462	(1,200)	3,506	4,768
Lease liabilities	11	2,596	(417)	376	2,555
Total liabilities		416,138	(22,267)	24,473	418,344
27.Insurance claims
The Group’s vessels may from time to time, be involved in vessel incidents and claims arising from suits and complaints, in the ordinary course of our business. Although matters are defended vigorously, it is not possible to predict with certainty the outcome or timing of any matter. The Group has suitable insurance policies in place that the directors believe are reasonable and prudent. It is expected that these claims would be covered by insurances, subject to customary deductible amounts. However, there may be instances where insurance policies in place may not be applicable, sufficient or insurers may not remain solvent, which may have a material adverse effect on the financial position, results or liquidity of the Group.

59

Atlantis Investorco Limited

Notes to the Consolidated Financial Statements
for the years ended 31 March 2021 and 2020 (continued)
28.Events after the reporting date

Merger with Eneti Inc.
On 5 August 2021, Eneti Inc. (NYSE: NETI) (“Eneti”), Marubeni Corporation, INCJ Ltd and Mitsui OSK Lines Ltd. entered into a definitive agreement under which Eneti would acquire 100% of Atlantis Investorco Limited and its subsidiaries for consideration of 7.5 million of ordinary shares, 0.7 million of preferred shares, US$302,000k of assumed net debt, US$71,000k of redeemable notes issued by Eneti, and US$12,000k of cash to settle convertible notes and PIK notes referred to in notes 19 and 20. The transaction was completed on 12 August 2021.

Upon completion of the transaction, the Group’s existing secured debt of approximately US$269,000k and all derivative instruments were repaid, US$71,000k of subordinated redeemable notes with a final maturity of 31 March 2023 and bearing interest at 5.5% until 31 December 2021 and 8.0% afterwards were issued by Eneti to settle the loan from shareholders (note 17), and US$40.0 million was drawn down by the Group on a new US$60,000k senior secured non-amortising revolving credit facility from ING Bank N.V. The revolving credit facility, which includes sub-limits for performance bonds, and is subject to other conditions for full availability, has a final maturity of August 2022 and bears interest at LIBOR plus a margin of 2.45% per annum. The US$12,060k of cash noted above was used to settle to settle the convertible loan notes and PIK notes. All financial derivatives have also been settled.

Eneti has become a counter guarantor on the shareholder guaranteed bank loan. Repayment terms for US$19,000k of the shareholder guaranteed bank loan have been extended and this portion is now repayable on 30 September 2022.

Formosa 2 Termination
On 18 April 2021, the Group received written notification from their client to exercise their right to terminate the Formosa 2 offshore wind farm charter party agreement. As a result of the termination, the Group charged the client a termination fee for the full firm contract amount of US$74,300k (approx. €61,100k). The Group had an obligation to reimburse the client 60% of any replacement work income generated through the overlap period up until 25 August 2021. On 27 June 2021, the Group secured replacement work for the same vessel until 13 December 2021 on a day rate of US$125,000. This resulted in a compensation payment of US$4,500k. (approx. €3,700k.) due back to the client. This amount was deducted from the final settlement amount which was settled on 10 August 2021.

UK Corporation tax rate
In the Spring Budget 2021, the UK Government announced that from 1 April 2023 the corporation tax rate will increase to 25%. As at 31 March 2021, the proposal to increase the rate to 25% had not been substantively enacted, substantive enactment occurred on 24 May 2021, therefore, its effects are not included in these consolidated financial statements. However, it is likely that the overall effect of the change, had it been substantively enacted by the balance sheet date, would be to increase the tax credit by US$5,615k for the year ended 31 March 2021 and to increase the deferred tax asset by US$11,401k as at 31 March 2021.

60

Atlantis Investorco Limited

Notes to the Consolidated Financial Statements
for the years ended 31 March 2021 and 2020 (continued)

29.Prior period adjustments

Restatement of previously issued financial statements for the year ended 31 March 2020
The directors and management have concluded that the Group would restate its historical financial statements for the year ended 31 March 2020. Management has assessed its accounting policies as well as the presentation and accounting for certain transactions in the consolidated financial statements and has concluded that it was necessary to restate previously issued financial statements for the correction of errors and certain other reclassifications in accordance with IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors. Consequently, the prior year financial statements have been restated. The following tables summarise the impact of the prior year adjustment on the consolidated statement of other comprehensive income, the consolidated balance sheet, the consolidated statement of changes in equity, and the consolidated statement of cash flows.
Consolidated Statement of Comprehensive Income
for the year ended 31 March 2020

61

Atlantis Investorco Limited

Notes to the Consolidated Financial Statements
for the years ended 31 March 2021 and 2020 (continued)

	As previously stated Year ended 31 March 2020	Adjustments	As restated Year ended 31 March 2020
	US$000	US$000	US$000
Revenue *9	53,738	(544)	53,194
Direct vessel operating and project costs *1, 2, 9	(40,625)	193	(40,432)
Gross profit	13,113	(351)	12,762
Other operating income	163	-	163
Depreciation of property, plant and equipment	(33,577)	-	(33,577)
Depreciation and impairment of right of use assets	(321)	-	(321)
Amortisation and impairment of intangibles	(5,332)	-	(5,332)
Foreign exchange (loss)/gain *4, 6	(76)	168	92
Gain on derivative financial instruments	682	-	682
Administrative expenses *5	(10,260)	192	(10,068)
Operating loss	(35,608)	9	(35,599)
Finance income	277	-	277
Finance costs *3, 4	(22,386)	(218)	(22,604)
Loss on ordinary activities before taxation	(57,717)	(209)	(57,926)
Taxation benefit *1, 2, 3, 4, 5, 8	13,938	53	13,991
Loss for the financial year attributable to the equity holders of the parent	(43,779)	(156)	(43,935)

Other comprehensive income / (expense):
Effective portion of gain on hedging	(804)	-	(804)
Deferred tax provision for hedging instruments	202	-	202
Other comprehensive loss, net of tax	(602)	-	(602)
Total comprehensive loss attributable to the equity holders of the parent	(44,381)	(156)	(44,537)

62

Atlantis Investorco Limited

Notes to the Consolidated Financial Statements
for the years ended 31 March 2021 and 2020 (continued)
29.Prior period adjustments (continued)

Consolidated Statement of Financial Position as at 31 March 2020

	As previously stated 31 March 2020	Adjustments	As restated 31 March 2020
	US$000	US$000	US$000
Non-current assets
Property, plant and equipment	700,423	-	700,423
Right of use assets	2,513	-	2,513
Intangible assets	133,747	-	133,747
Goodwill	144,169	-	144,169
Contract fulfilment costs *5	835	295	1,130
Derivative financial instruments	1,547	-	1,547
Deferred taxation *1,2, 3, 4, 5	20,664	(444)	20,220
	1,003,898	(149)	1,003,749
Current assets
Cash and cash equivalents	11,892	1	11,893
Restricted bank balances	9,216	-	9,216
Trade and other receivables *1, 5, 6, 7	5,383	612	5,995
Inventories – spare parts, consumables, and bunkers *1, 2	6,100	487	6,587
Derivative financial instruments	639	-	639
Corporate income tax – receivable	169	-	169
	33,399	1,100	34,499

Total assets	1,037,297	951	1,038,248

63

Atlantis Investorco Limited

Notes to the Consolidated Financial Statements
for the years ended 31 March 2021 and 2020 (continued)
29.Prior period adjustments (continued)

Consolidated Statement of Financial Position as at 31 March 2020 (continued)

	As previously stated 31 March 2020	Adjustments	As restated 31 March 2020
	US$000	US$000	US$000
Current liabilities
Trade and other payables *3, 5, 7	10,373	(3,040)	7,333
Lease liabilities	289	-	289
Interest-bearing loans and borrowings *3	122,300	(1,327)	120,973
Convertible loan notes *7	2,864	811	3,675
Cash settled share awards *7	8,204	30	8,234
	144,030	(3,526)	140,504
Non-current liabilities
Interest-bearing loans and borrowings * 3	279,289	1,759	281,048
Loan from shareholders	5,325	-	5,325
Lease liabilities	2,266	-	2,266
Contract liabilities *4, 7	29,876	763	30,639
Derivative financial instruments	4,768	-	4,768
Deferred tax liability	415	-	415
	321,939	2,522	324,461
Total liabilities	465,969	(1,004)	464,965
Shareholders’ equity
Share capital	595,000	-	595,000
Fair value reserve	(2,631)	-	(2,631)
Accumulated losses *1, 2, 3, 4, 5, 6	(21,041)	1,955	(19,086)
Total equity	571,328	1,955	573,283
Total liabilities and shareholders’ equity	1,037,297	951	1,038,248

64

Atlantis Investorco Limited

Notes to the Consolidated Financial Statements
for the years ended 31 March 2021 and 2020 (continued)
29.Prior period adjustments (continued)

Consolidated Statement of Cash Flows for the year ended 31 March 2020

	As previously stated 31 March 2020	Adjustments	As restated 31 March 2020
	US$000	US$000	US$000
Operating activities
Loss for the financial year *1,2, 3, 4, 5, 6, 8	(43,779)	(156)	(43,935)
Adjustments for:
Tax benefit *1,2, 3, 4, 5, 8	(13,938)	(53)	(13,991)
Depreciation of property, plant and equipment and right of use assets	33,898	-	33,898
Amortisation of intangible assets	5,332	-	5,332
Finance income	(277)	-	(277)
Finance costs *3, 4	22,386	218	22,604
Gain on derivative financial instruments	(682)	-	(682)
Decrease in inventories *1,2	177	(7)	170
(Increase)/decrease in trade and other receivables *1, 3, 5, 6, 7, 11	11,001	(261)	10,740
Increase in trade and other payables *1, 3, 5, 6, 7, 9, 11	20,092	1,289	21,381
Interest paid on operating activities *11	-	(55)	(55)
Tax received	5	-	5
Cash generated from operating activities	34,215	975	35,190
Investing activities
Purchases of property, plant and equipment	(3,915)	-	(3,915)
Interest received	277	-	277
Cash used in investing activities	(3,638)	-	(3,638)
Financing activities
Drawdown of bank loan	17,000	-	17,000
Repayment of bank loan	(24,508)	(1)	(24,509)
Restricted bank balances *10	-	517	517
Drawdown of loan from shareholders	5,000	-	5,000
Interest paid *11	(18,368)	(973)	(19,341)
Principal payment of lease liabilities	(417)	-	(417)
Cash used in financing activities	(21,293)	(457)	(21,750)

Net change in cash and cash equivalents *10	9,284	518	9,802
Cash and cash equivalents at 1 April *10	11,824	(9,733)	2,091
Cash and cash equivalents at 31 March	21,108	(9,215)	11,893

65

Atlantis Investorco Limited

Notes to the Consolidated Financial Statements
for the years ended 31 March 2021 and 2020 (continued)

66

Atlantis Investorco Limited

Notes to the Consolidated Financial Statements
for the years ended 31 March 2021 and 2020 (continued)
29.Prior period adjustments (continued)

Consolidated Statement of Financial Position as at 1 April 2019

	As previously stated 1 April 2019	Adjustments	As restated 1 April 2019
	US$000	US$000	US$000
Non-current assets
Property, plant and equipment	730,085	-	730,085
Right of use assets *12	-	2,596	2,596
Intangible assets	139,079	-	139,079
Goodwill	144,169	-	144,169
Contract fulfilment costs	2,877		2,877
Deferred taxation *1, 2, 3, 4, 5, 8	6,192	(379)	5,813
	1,022,402	2,217	1,024,619
Current assets
Cash and cash equivalents *10	11,824	(9,733)	2,091
Restricted bank balances *10	-	9,733	9,733
Trade and other receivables *1	14,383	528	14,911
Inventories – spare parts, consumables, and bunkers *1, 2	6,277	480	6,757
Derivative financial instruments	2	-	2
Corporate income tax – receivable	50	-	50
	32,536	1,008	33,544

Total assets	1,054,938	3,225	1,058,163

67

Atlantis Investorco Limited

Notes to the Consolidated Financial Statements
for the years ended 31 March 2021 and 2020 (continued)
29.Prior period adjustments (continued)

Consolidated Statement of Financial Position as at 1 April 2019 (continued)

	As previously stated 1 April 2019	Adjustments	As restated 1 April 2019
	US$000	US$000	US$000
Current liabilities
Trade and other payables *3, 5, 7	13,584	(3,020)	10,564
Lease liabilities *12	-	249	249
Interest-bearing loans and borrowings *3	82,508	(1,997)	80,511
Derivative financial instruments	943	-	943
Convertible loan notes *7	2,864	665	3,529
Cash settled share awards *7	8,204	23	8,227
	108,103	(4,080)	104,023
Non-current liabilities
Interest-bearing loans and borrowings *3	324,160	2,880	327,040
Lease liabilities *12	-	2,347	2,347
Contract liabilities *4	5,447	(33)	5,414
Derivative financial instruments	1,519	-	1,519
	331,126	5,194	336,320
Total liabilities	439,229	1,114	440,343
Shareholders’ equity
Share capital	595,000	-	595,000
Fair value reserve	(2,029)	-	(2,029)
Retained earnings *1, 2, 3, 5, 8	22,738	2,111	24,849
Total equity	615,709	2,111	617,820
Total liabilities and shareholders’ equity	1,054,938	3,225	1,058,163

68

Atlantis Investorco Limited

Notes to the Consolidated Financial Statements
for the years ended 31 March 2021 and 2020 (continued)
29.Prior period adjustments (continued)
The consolidated financial statements for the year ended 31 March 2020 are restated for the correction or reclassification of the following items:
1.Correcting the recognition of bunkers on board vessels relating to its operations, including when vessels are placed on charter, in accordance with IAS2, rather than expensing bunkers through profit and loss when incurred. The impact of this adjustment as at 31 March 2020 is to increase inventories by US$644k (2019 – US$894k), increase trade and other receivables by US$171k (2019 – US$528k), decrease deferred taxation by US$155k (2019 – US$270k), with a corresponding increase to equity as at 31 March 2020 by US$660k (2019 – US1,152k). For the year ended 31 March 2020, direct vessel operating and project costs have increased by US$607k with an increase to the income tax benefit by US$115k through profit and loss.

2.Correcting the overstatement of inventory valuation relating to certain spare parts held by the Group at the financial reporting date. The impact of this adjustment as at 31 March 2020 is to decrease inventories by US$158k (2019 – US$414k), increase deferred taxation by US$30k (2019 – US$79k), with a corresponding decrease to equity as at 31 March 2020 by US$128k (2019 – US$335k). For the year ended 31 March 2020, direct vessel operating and project costs have decreased by US$256k with a decrease to the income tax benefit by US$49k through profit and loss.

3.Correcting the recognition of prior period loan modifications arising from the refinancing of interest- bearing loans and borrowings in accordance with IFRS9 and the subsequent revised amortised cost calculations. This has resulted in the reclassification of amounts between current liabilities and non-current liabilities at the financial reporting date together with the reclassification of accrued interest which had previously been included in trade and other payables. The impact of these adjustments as at 31 March 2020 is to decrease trade and other payables by US$1,440k (2019 – US$1,515k), decrease current borrowings by US$1,327k (2020 – US$1,997k), increase non-current borrowing by US$1,759k (2019 – US$2,880k), decrease deferred taxation by US$191k (2019 – US$120k), with a corresponding increase to equity as at 31 March 2020 by US$815k (2019 – US$512k). For the year ended 31 March 2020, finance costs have decreased by US$374k with a decrease to the income tax benefit by US$71k through profit and loss.

4.Correcting the recognition of contract liabilities in accordance with IFRS15. This relates to advances received from customers for mobilisation costs relating to contracts that will commence after the financial reporting date. The impact of this adjustment as at 31 March 2020 is to increase contract liabilities by US$450k (2019 – Decrease by US$33k), increase deferred taxation by US$85k (2019 – Decrease by US$7k), with a corresponding decrease to equity as at 31 March 2020 by US$365k (2019 – Increase by US$26k). For the year ended 31 March 2020, finance costs have increased by US$592k with a decrease to foreign exchange by US$109k and an increase to the income tax benefit by US$92k through profit and loss.

5.Correcting overprovided logged invoice vouchers that have been matched and excess accruals released through administrative expenses through profit and loss together with the subsequent reclassification of amounts between trade and other receivables, trade and other payables and contract fulfilment costs at the financial reporting date. The impact of this adjustment at 31 March 2020 is to increase contract fulfilment costs by US$295k (2019 – US$Nil), increase trade and other receivables by US$107k (2019 – US$Nil), decrease deferred taxation by US$213k (2019 – US$155k), decrease trade and other payables by US$721k (2019 – Decrease by US$817k) with a corresponding increase to equity as at 31 March 2020 by US$911k (2019 – US$661k). For the year ended 31 March 2020, administrative costs have decreased by US$192k with an increase to the income tax benefit by US$58k through profit and loss.

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Atlantis Investorco Limited

Notes to the Consolidated Financial Statements
for the years ended 31 March 2021 and 2020 (continued)
29.Prior period adjustments (continued)
6.Correcting the retranslation of trade and other receivables denominated in foreign currencies at the financial reporting date. The impact of this adjustment as at 31 March 2020 is to increase trade and other receivables by US$60k (2019 – US$Nil) with a corresponding increase to equity as at 31 March 2020 by US$60k (2019 – US$Nil). For the year ended 31 March 2020, foreign exchange has decreased by US$60k through profit and loss.

7.Correcting the presentation of items included the consolidated statement of financial position relating to accrued interest attributed to convertible loan notes and cash settled share awards that were previously included in trade and other payables and the reclassification of trade receivable balances that were incorrectly included in trade and other payables. Furthermore, to correct the reclassification of contract liabilities that were previously classified in trade and other payables. The impact of these adjustments as at 31 March 2020 is as follows:
a.to decrease trade and other payables by US$841k (2019 – US$688k), increase convertible loan notes by US$811k (2019 – US$665k) and increase cash settled share awards by US$30k (2019 – US$23k);
b.to increase trade and other receivables by US$273K (2019 – US$Nil) and increase trade and other payables by US$273k (2019 – US$Nil); and
c.to decrease trade and other payables by US$313k (2019 – US$Nil) and increase contract liabilities by US$313k (2019 – US$Nil).

8.Correcting the allocation of deferred taxation that was not recorded by the Group at the time as at 31 March 2019. The impact of this adjustment as at 31 March 2020 is to increase deferred taxation by US$Nil (2019 – Increase by US$92k) with a corresponding increase to equity at 31 March 2019 by US$92k. For the year ended 31 March 2020, the income tax benefit has decreased by US$92k through profit and loss.

9.Correcting the presentation of construction supervision revenues and corresponding direct vessel operating and projects costs in the consolidated statement of income. The impact of this adjustment for the year ended 31 March 2020 is to decrease revenue by US$544k with a corresponding decrease to direct vessel operating and projects costs.

10.Correcting the reclassification of restricted bank balances as at 31 March 2021, 2020 and 2019 out of cash and cash equivalents and into current assets in the consolidated statements of financial position, which is then reflected in the consolidated statement of cash flows (note 15).

11.Correcting the reclassification of interest payments during the year ended 31 March 2020 on interest bearing loans amounting to US$973k which were incorrectly allocated to trade and other payables in the consolidated statement of cash flows. Furthermore, as a result of the above-mentioned items, it is also noted that there are changes made to the consolidated statement of cash flows for the year ended 31 March 2020 due to amending the nature of reconciling items included in cash generated from operating activities.

12.Adding certain disclosures required by IFRS, including the adoption of IFRS16, with effect from 1 April 2019.
30.Ultimate parent undertaking and controlling party
The Group’s immediate parent undertaking is Eneti (Bermuda) Limited incorporated in Bermuda.
The smallest and largest group for which consolidated financial statements have been prepared is Eneti Inc. The consolidated financial statements of Eneti Inc. are available to download from their website www.eneti-inc.com.

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